UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 18, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: AMENDMENT OF MEMORANDUM OF INCORPORATION OF ANGLOGOLD
ASHANTI LIMITED.

COMPANIES ACT, 2008
MEMORANDUM OF INCORPORATION
OF A PROFIT COMPANY
(PUBLIC COMPANY)
NAME OF COMPANY:
ANGLOGOLD ASHANTI LIMITED
(“Company”)
REGISTRATION NUMBER:
1944/017354/06
This Memorandum of Incorporation was adopted by Special Resolution passed by shareholders on 27 March 2013, a copy of which was
Filed with the Companies and
Intellectual Property Commission on 3 April 2013 as contemplated in the Companies Act No.
71 of 2008 (as amended), together with the notice of amendment in substitution for the existing
Memorandum of Incorporation (being the memorandum of association and articles of association of the Company, which were the constitutional documents of the Company in terms of the Companies Act No. 61 of 1973).
The Memorandum of Incorporation in the prescribed form as contemplated in section
13(1)(a)(i) of the Companies Act No. 71 of 2008, as amended, shall not apply to the Company.

This Memorandum of Incorporation was last amended by a Special Resolution passed at the
Annual General Meeting of Shareholders held on 16 May 2017 by:
·
aligning certain provisions with amendments to the JSE Listings Requirements; and
·
aligning certain provisions with the Companies Act, company practice and good corporate governance.
The Special Resolution was
Filed with the Companies and Intellectual Property Commission on 17 May 2017 and the changes became effective on this date.

INDEX
1.
INTRODUCTION ........................................................................................................... 3
2.
INTERPRETATION ....................................................................................................... 3
3.
GENERAL ...................................................................................................................... 5
4.
SECURITIES OF THE COMPANY .............................................................................. 6
5.
SHAREHOLDER RIGHTS AND PROXY FORMS .................................................... 10
6.
SHAREHOLDERS MEETINGS ................................................................................... 11
7.
DIRECTORS AND OFFICERS .................................................................................... 15
8.
GENERAL PROVISIONS ............................................................................................ 24
9.

1.
INTRODUCTION

1.1
The Memorandum of Incorporation in the prescribed form contemplated in section 13(1)(a)(i) of the Act shall not apply to the Company.
1.2 The Company is incorporated as a public company in terms of the Act and, accordingly:

1.2.1
the Company is not prohibited from offering its securities to the public;
and
1.2.2 the transfer of the Company’s securities is unrestricted save as required by statute, subject to the provisions of the Listings Requirements.
1.3 Subject to 9.4.3, this Memorandum does not contain any restrictive conditions contemplated in section 15(2)(b) of the Act and does not contain any requirement for the amendment of any particular provision of this Memorandum in addition to the requirements of the Act.

2.
INTERPRETATION
In this Memorandum, including the introduction above, and unless the context requires otherwise:

2.1
words importing any one gender shall include the other two genders;

2.2
the singular shall include the plural and vice versa;

2.3
any word which is defined in the Act and is not defined in 2.5, shall bear that statutory meaning in this Memorandum;

2.4
the headings have been inserted for convenience only and shall not be used for or assist or affect their interpretation;

2.5
each of the following words and expressions shall have the meaning stated
opposite it and cognate expressions shall have a corresponding meaning, namely:
Item
10.2(a) of
Schedule
10

2.5.1 “the Act” the Companies Act, 2008, together with the
Companies Regulations, 2011, as amended
or substituted from time to time;
2.5.2 “Business Day” a day on which banks are ordinarily open for business in each of the jurisdictions in which
the Ordinary Shares of the Company are
listed on an exchange, excluding Saturdays,
Sundays and official public or bank holidays
in such jurisdictions;
2.5.3 “Chairman” the chairman of the directors appointed in
accordance with 7.7;
2.5.4 “CSDP” Central Securities Depository Participant,
being a ‘participant’ as defined in section 1 of
the Financial Markets Act, 2012, as amended
or substituted from time to time, and
appointed by individual shareholders for the
purposes of, and in regard to,
dematerialisation in terms of such act;
2.5.5 “Group” the Company and its subsidiaries from time
to time and “a member of the Group” means
any one of them;
2.5.6 “JSE” means the JSE Limited, registration number
2005/022939/06, or any other successor
body licensed as an exchange under the
Financial Markets Act, 2012, as amended or
substituted from time to time;
2.5.7 “Ordinary
Shareholder”
a holder of Ordinary Shares;
2.5.8 “Ordinary Shares” ordinary shares of 25 cents each in the capital of the Company;
2.5.9 “Listings
Requirements”
the Listings Requirements of the JSE, as
amended or substituted from time to time;
2.5.10 “this Memorandum” this Memorandum of Incorporation and includes its Schedule, which forms part of it;
and
2.5.11 “month” calendar month; and
2.5.12 “year” calendar year.

3.
GENERAL

3.1
Liability of incorporators, shareholders or directors

This Memorandum does not impose any liability on any person for the liabilities or obligations of the Company, solely by reason of such person being an incorporator, shareholder or director of the Company as contemplated by section 19(2) of the Act.
3.2
Powers of the Company
This Memorandum does not restrict, limit or qualify the legal powers or capacity of the Company in section 19(1)(b) of the Act.
3.3
Memorandum of Incorporation and rules
3.3.1 The requirements set out in section 16(1)(c)(i) of the Act regarding proposals for amendments to this Memorandum apply without
amendment.
3.3.2 The board shall not have the power to make, amend or repeal any necessary or incidental rules relating to the governance of the Company in respect of matters that are not addressed in the Act or this
Memorandum, in accordance with the provisions of sections 15(3) to
15(5) of the Act.
3.3.3 If the board, or any individual authorised by the board, alters this
Memorandum in any manner necessary to correct a patent error in spelling, punctuation, reference, grammar or similar defect on the face of the document, it must publish a notice of such alteration on the
Company’s website, and must file a notice of alteration in the manner prescribed by the Act.

3.4
Financial assistance to related persons

This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide direct or indirect financial assistance to any person contemplated in section 45 of the Act.

3.5
Solvency and liquidity test
This Memorandum does not alter the application of the solvency and liquidity test provided in section 4 of the Act.
Item 10.4 of
Schedule
10
Item 10.5(d)
of Schedule
10

4.
SECURITIES OF THE COMPANY

4.1
Pari Passu
All the securities in each class shall rank pari passu in all respects.
4.2
Authorisation for shares

4.2.1
The Company is authorised to issue the shares specified in Schedule
1, provided that, if required by the Act or the Listings Requirements, the
Company may only issue:
4.2.1.1 unissued shares to shareholders of a particular class of shares, pro rata
to the shareholders’ existing shareholding unless any
such shares were issued for an acquisition of assets;
4.2.1.2 unissued shares or options other than as envisaged in
4.2.2.14.2.1, as the directors in their discretion think fit, if approved by the shareholders in general meeting, subject to the
Listings Requirements; and
4.2.1.3 shares that are fully paid up.
4.2.2 This Memorandum does not limit, restrict or qualify the authority of the board to:
4.2.2.1 increase or decrease the number of authorised shares of any class of shares;
4.2.2.2
reclassify any shares that have been authorised but not issued;
4.2.2.3 classify any unclassified shares that have been authorised but not issued;
4.2.2.4 determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences,
rights, limitations or other terms so determined,
subject to any requirements set out in the Listings Requirements and this Memorandum.

Items 10.1
and 10.9(a)
of Schedule
10
Item 10.9(c)
of Schedule
10
Items
10.2(a) of
Schedule
10
Items
10.5(d) of
Schedule
10
Item 10.5(a)
of Schedule
10

4.3
Financial assistance for the subscription or purchase of securities or options
This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide financial assistance to any person for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the Company or a related or inter-related company, or for the purchase of any securities of the Company or any related or inter-related company, in accordance with the Act.

4.4
Capitalisation shares

Subject to 4.2.1, this Memorandum does not limit, restrict or qualify the authority of the board, in terms of section 47 of the Act, to:
4.4.1 approve the issue of any authorised shares of the Company as capitalisation shares, on a pro rata basis to the shareholders of one or more classes of shares;
4.4.2 approve the issue of shares of one class as capitalisation shares in respect of shares of another class; or
4.4.3 permit shareholders to elect to receive a cash payment in lieu of a capitalisation share, at a value determined by the board.
4.5
Company or subsidiary acquiring Company’s shares and distributions
Any acquisition by the Company or a subsidiary company of the Company’s shares and any distribution to shareholders will be subject to the provisions of the Act and the Listings Requirements.
4.6
Debt instruments

This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to issue secured or unsecured debt instruments, provided that the board may not grant special privileges regarding the attending and voting at general meetings of the Company or the appointment of directors in respect of such debt instruments.
Item
10.9(b) of
Schedule
10 and item
10.17(a) of
Schedule
10
Item 10.10
of Schedule
10
Item 10.6 of
Schedule 10
Item 10.7
of
Schedule
10

4.7
Registration of beneficial interests
This Memorandum does not limit or restrict the holding of the Company’s issued securities by, or the registration of the Company’s issued securities in the name of, one person for the beneficial interest of another.
4.8
Commission

The Company may pay commission to any person in consideration of such person subscribing or agreeing to subscribe for any shares of the Company or of such person procuring or agreeing to procure subscriptions for shares, provided that such commission shall be subject to any limitations in the Act or the Listings Requirements.
4.9
Authority to sign transfer deeds

All authorities to sign transfer deeds granted by holders of shares for the purpose of transferring shares that may be lodged, produced or exhibited with or to the Company at any of its transfer offices shall, as between the Company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the Company’s transfer offices at which the authority was lodged, produced or exhibited. Even after the giving and lodging of such notices, the Company shall be entitled to give effect to any instruments signed under the authority to sign, and certified by any officer of the Company, as being in order before the giving and lodging of such notice.
4.10
Fully paid up shares not subject to lien

Fully paid shares shall not be subject to any lien in favour of the Company and shall be freely transferable.
4.11
Securities registered in the name of a deceased or insolvent holder

No securities registered in the name of a deceased or insolvent holder shall be forfeited if the executor fails to register them in his own name or in the name of the heir(s) or legatees when called upon by the directors to do so.
4.12
Limitation of voting rights

The holders of any securities other than Ordinary Shares shall not be entitled to vote on any resolution taken by the company save as expressly provided for in this Memorandum. For so long as this is required by the Listings
Item 10.14
of Schedule
10
Item
10.2(b) of
Schedule
10
Item 10.12
of
Schedule
10
Item 10.13
of
Schedule
10
Items
10.5(c)
and
10.5(h) of
Schedule
10

Requirements, in instances that such shareholders are allowed to vote at general or annual general meetings, their votes may not carry any special rights or privileges and they shall be entitled to one vote for each share that they hold, provided their total voting right at a general or annual general meeting may never be more than 24.99% of the total voting rights of all shareholders at such meeting. It is recorded that the existing rights of the holders of preference shares in the Company are preserved and it is further recorded that the voting rights of the holders of preference shares in the Company as at the date of the adoption of this Memorandum do not exceed 24.99% of the total voting rights of all shareholders at a general meeting.
4.13
Defaced, lost or destroyed certificates
If a certificate evidencing securities be defaced, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company and, in case of loss or destruction, of advertising the same as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.
4.14
Joint holders of securities
The certificate for certificated securities registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in the case of the legal incapacity of any one or more of the joint registered holders of any securities, the survivor then first named in the register shall be the only person recognised by the
Company as being entitled to such certificate, or any new certificate which may be issued in place thereof, provided always that the Company shall not be bound to register more than four persons as the holders of any certificated security.
4.15
Refusal to register transfer
If the directors refuse to register a transfer of securities they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.
4.16
Renunciation of allotment
Nothing contained in this Memorandum shall preclude the Company from recognising a renunciation of the allotment of any security by the allottee in favour of some other person.

5.
SHAREHOLDER RIGHTS AND PROXY FORMS

5.1
Information rights of persons holding a beneficial interest
This Memorandum does not establish any information rights of any person in addition to the information rights provided in sections 26(1) and (2) of the Act.
5.2
Representation by concurrent proxies
5.2.1 The right of a shareholder to appoint two or more persons concurrently as proxies (“concurrent proxies”) applies without limitation or restriction;
provided that the instrument appointing the concurrent proxies clearly states the order in which the concurrent proxies votes are to take precedence in the event that both or all of the concurrent proxies are present, and vote, at the relevant meeting.
5.2.2 The right of a shareholder to appoint more than one proxy to exercise voting rights attached to different shares held by that shareholder is not limited or restricted.
5.3
Authority of proxy to delegate
A proxy is prohibited from delegating that proxy’s authority to act on behalf of the shareholder appointing him to another person.
5.4
Requirement to deliver proxy instrument to the Company
A copy of the instrument appointing a proxy must be delivered to the registered office of the Company, or to any other person which it has identified in the notice of meeting as being a person to whom instruments of proxy may be delivered on behalf of the Company, before the person(s) named in the proxy form exercise(s) any rights of the shareholder at the relevant meeting (including an adjourned meeting)
5.5
Proxy without direction
This Memorandum does not limit or restrict the right of a proxy to exercise, or abstain from exercising, any voting right of the shareholder appointing him without direction, except to the extent that the instrument of proxy provides otherwise.

5.6
Record date for exercise of shareholder rights
A record date for any action or event shall be determined in accordance with the Act and the Listings Requirements.
5.7
Creation or issue of further shares
The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
6.
SHAREHOLDERS MEETINGS

6.1
Convening of shareholders’ meetings

This Memorandum does not specify any person other than the board who may call a shareholders meeting.
6.2
Shareholders’ right to requisition a meeting
This Memorandum does not specify a lower percentage of voting rights than the percentage specified in section 61(3) of the Act required for the requisition by shareholders of a shareholder’s meeting.
6.3
Location of shareholders meetings
This Memorandum does not limit, restrict or qualify the authority of the board to determine the location of any shareholders meeting, which may be in South
Africa or in any foreign country.
6.4
Notice of shareholders meetings

6.4.1
This Memorandum does not provide a different period of notice of shareholders meetings to the period prescribed by the Act.
6.4.2 Notice of shareholder meetings shall be delivered to each shareholder entitled to vote at such meeting and who has elected to receive such notice.
Item 10.15 of
Schedule 10
Item
10.11(e)
of
Schedule
10
Items
10.11(a)
and (b) of
Schedule
10

6.5
Shareholders meetings conducted by electronic communication
Provision will be made for any shareholders meeting to be conducted by electronic communication, or for one or more shareholders, or proxies for shareholders, to participate in any shareholders meeting by electronic communication, in the manner and to the extent authorised by the board from time to time.
6.6
Quorum for shareholders meetings

6.6.1
The percentage of voting rights in terms of section 64(1) apply for:
6.6.1.1
a shareholders meeting to begin;
6.6.1.2 the continuation of that shareholders meeting; and
6.6.1.3 the consideration of any matter to be decided at any shareholders meeting.
6.6.2 For so long as is required by the Act and/or the Listings Requirements, a meeting may not begin or a matter begin to be debated unless at least
3 (three) shareholders are present at the meeting.
6.6.3 This Memorandum specifies 30 minutes (or such longer or shorter period as the chairman of the shareholders meeting may determine), in substitution for the time period specified in sections 64(4) and 64(5) for a quorum to be established before a shareholders meeting may be adjourned.
6.6.4 Unless the chairman of the shareholders meeting determines otherwise, no different period other than the period provided in section
64(4) for the adjournment of a shareholders meeting is specified.
6.7
Adjournment of shareholders meetings
This Memorandum does not provide different maximum periods for adjournment than those specified in section 64(12) of the Act.
6.8
Shareholders’ resolutions

6.8.1
This Memorandum does not require a higher percentage of voting rights
Item
10.11(g) of
Schedule
10
Item
10.11(g) of
Schedule
10

to approve an ordinary resolution than the percentage voting rights specified in the Act.
6.8.2 This Memorandum does not require a different percentage of voting rights to approve a special resolution than the percentage voting rights specified in the Act.
6.8.3 This Memorandum does not require a special resolution for any other matter not contemplated in section 65(11) of the Act, provided that resolutions required to be approved by an increased majority in terms of the Listings Requirements must be approved by such increased majority as a special resolution.
6.9
Shareholders meetings in terms of the Listings Requirements
Shareholders meetings that are called for the purpose of passing any resolution required in terms of the Listings Requirements may not be held by means of a written resolution as provided for in section 60 of the Act, unless permitted by the Listings Requirements.
6.10
Notice of shareholders meetings to the JSE
6.10.1 A copy of all notices of shareholders meetings must be sent to the JSE at the same time as notices are sent to shareholders if required in terms of the Listings Requirements.
6.10.2 All notices of shareholders meetings must also be announced through the official news service of the JSE at the same time as notices are sent to shareholders or as soon thereafter as is practicable.
6.11
Ratification of ultra vires acts
Any resolution for the ratification of any action by the Company or the directors contemplated by section 20(2) of the Act shall be prohibited if such ratification is of an action which is contrary to the Listings Requirements, unless otherwise agreed with the JSE.
6.12
Scrutineers

The chairman of a meeting may appoint any one or more firms or persons to act as scrutineer for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a
Item
10.11(f) of
Schedule
10
Item 10.3
of
Schedule
10
Item
10.11(a) of
Schedule
10
Item
10.11(c) of
Schedule
10

certificate given by any such scrutineer without requiring production at the meeting of the forms of proxy or the chairman counting the votes.
6.13
Error in counting votes
If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.
6.14
Votes of joint registered shareholders
In the case of joint holders of securities the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the securities register or in the case of persons entitled to a security by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.
6.15
Voting by hand or by poll
6.15.1 Subject to the Act, at any shareholders meeting a resolution put to the vote shall be decided by way of polling, unless the chairman of the meeting decides upon a vote by a show of hands.
6.15.2 By polling, any person who is present at the meeting, whether as a shareholder or as a proxy for a shareholder, has the number of votes determined in accordance with the voting rights associated with the securities held by that shareholder.
6.15.3 A declaration by the chairman that a resolution has, on a poll, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect into the minute book of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of votes recorded in favour of, or against, such resolution.

7.
DIRECTORS AND OFFICERS

7.1
Composition of the board of directors

7.1.1
This Memorandum specifies 4 (four) as the minimum number of
directors of the Company being a higher number in substitution for the minimum number of directors required in terms of section 66(2) of the
Act and 20 as the maximum number of directors of the Company.
7.1.2 Subject to 7.2.1 and 7.14, the shareholders shall elect the directors, and shall be entitled to elect one or more alternate directors, in accordance with the provisions of section 68(1) of the Act.
7.1.3 This Memorandum does not provide for the appointment of any person as an
ex officio
director of the Company.
7.1.4 Subject to the requirements of the Act, the chairman of the board shall be entitled, subject to the written approval of the majority of the directors, to appoint any person as a director in terms of section
66(4)(a)(i), provided that such appointment must be approved by the shareholders at the next shareholders meeting or annual general meeting.
7.1.5 Subject to 7.2.1 and 7.14, this Memorandum does not stipulate any additional qualifications or eligibility requirements than those set out in the Act for a person to become or remain a director or a prescribed officer of the Company, provided that, for as long as the Listings
Requirements requires it, the board of directors through the nomination committee, should recommend eligibility of directors, taking into account past performance and contributions.
7.1.6 Subject to the Act and this Memorandum, at every annual general meeting one third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one third shall retire from office. The directors so to retire at every annual general meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot, provided that notwithstanding anything in this Memorandum:
7.1.6.1 if at the date of any annual general meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the aforegoing or
additionally thereto;
Item
10.16(a) of
Schedule
10
Item
10.16(b) of
Schedule
10
Item
10.16(b)
and
10.16(c) of
Schedule
10
Item
10.16(g)
Schedule
10

7.1.6.2 a director who intends to retire voluntarily at the meeting may be taken into account in determining the one third of the directors to retire at such meeting;
7.1.6.3 the identity of the directors to retire at such annual general meeting shall be determined as at the date of the notice
convening such meeting; and
7.1.6.4 the length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected. A director retiring at a meeting shall retain office until the close or adjournment of the meeting.
7.1.7 Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any shareholders meeting.

7.2
Vacancies
7.2.1 The board may appoint any person who satisfies the requirements for election as a director to fill any vacancy and serve as a director on a temporary basis until the vacancy is filled by election in accordance with section 68(1) of the Act.

7.2.2
If the number of directors falls below the minimum provided for in this
Memorandum, the remaining directors must as soon as possible and in any event not later than three months from the date that the number of directors falls below the minimum, fill the vacancies or call a general meeting for the purpose of filling the vacancies.
7.2.3 If required by the Listings Requirements:
7.2.3.1 the appointment of a director to fill a vacancy must be confirmed by shareholders at the next annual general meeting; and

7.2.3.2
after the expiry of the three-month period the remaining
directors shall only be permitted to act for the purpose of filling vacancies or calling general meetings of shareholders.

7.3
Authority of the board of directors
The authority of the board to manage and direct the business and affairs of the
Company, as contemplated in section 66(1), is not limited, restricted or qualified
Item
10.16(g) of
Schedule
10
Item
10.16(d) of
Schedule
10
Item
10.16(c) of
Schedule
10
Item
10.16(c)
Schedule
10
Item
10.16(d) of
Schedule
10

by this Memorandum.
7.4
Directors compensation and financial assistance to directors

7.4.1
This Memorandum does not limit, restrict or qualify the power of the
Company to pay remuneration to its directors for their service as directors in accordance with section 66(9) of the Act.
7.4.2 This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide direct or indirect financial assistance to directors or persons related to directors contemplated in section 45 of the Act.
7.5
Other remuneration of directors

7.5.1
This Memorandum does not limit, restrict or qualify the power of the
Company to pay or grant any type of remuneration contemplated in section 30(6)(b) to (g) of the Act, including salary, commission or participation of profits, to its directors holding an executive office with the Company.
7.5.2 The directors and alternate directors may be paid all their reasonable travelling and other expenses, properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the directors or of board or statutory committees, as may further be set out in the policies of the board.
7.5.3 If any director is required to perform extra services, or to go or to reside abroad or otherwise, or be specially occupied about the Company’s business, he shall be entitled to receive such remuneration to be fixed by a disinterested quorum of directors, which may be either in addition to or in substitution for the remuneration provided for in clauses 7.4.1 and 7.5.1.

7.6
Indemnification of directors

7.6.1
This Memorandum does not limit, restrict or qualify the ability of the
Company to advance expenses to a director to defend any legal proceedings arising from his service to the Company, or to indemnify a director against such expenses if the proceedings are abandoned or exculpate the director or arise in respect of any liability for which the
Company may indemnify the director in terms of sections 78(5) and
78(6) of the Act.
Item
10.16(f)
of
Schedule
10

7.6.2 This Memorandum does not limit, restrict or qualify the power of the
Company to indemnify a director in respect of any liability arising out of the director’s service to the Company to the fullest extent permitted by the Act.
7.6.3 This Memorandum does not limit, restrict or qualify the power of the
Company to purchase insurance to protect a director against any liability or expenses for which the Company is permitted to indemnify a director in terms of the Act and this Memorandum, or the Company against any contingency.
7.6.4 Indemnity
7.6.4.1 To the fullest extent permitted by law, and subject to the Act, every Relevant Officer shall be indemnified by the Company out of its own funds against:
7.6.4.1.1 any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of
trust by him in relation to the Company other than any
liability to the Company or any member of the Group;
and
7.6.4.1.2 any other liability incurred by or attaching to him in relation to or in connection with his duties, powers or
office, including in connection with the activities of the
Company if it is the trustee of an occupational pension
scheme.
7.6.4.2 Where a Relevant Officer is indemnified against any liability in accordance with this 7.6.4, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.
7.6.4.3 “Relevant Officer” means a director, former director, alternate director, prescribed officer or secretary of the Company or of a member of the Group or any member of any committee of the
board or the audit committee, irrespective of whether or not the person is also a member of the Company’s board.
7.6.5 Insurance
7.6.5.1 Without prejudice to 7.6.4, subject to the provisions of the Act, the directors shall have power to purchase and maintain
insurance at the expense of the Company for or for the benefit of:
7.6.5.1.1 any person who is or was at any time a director or secretary of any Relevant Company (as defined in
7.6.5.2)>; or
7.6.5.1.2 any person who is or was at any time a trustee of any pension fund or employees’ share scheme in which
employees of any Relevant Company are interested,
including insurance against any liability (including all costs, charges, losses and expenses in relation to such liability)
incurred by or attaching to him in relation to anything done or alleged to have been done or omitted to be done regarding his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees’ share scheme
7.6.5.2 For the purpose of 7.6.5, “Relevant Company” shall mean:
7.6.5.2.1
the Company;
7.6.5.2.2
any holding company of the Company;
7.6.5.2.3 any other body, whether or not incorporated, in which the
Company or such holding company or any of the
predecessors of the Company or of such holding
company has or had any interest whether direct or
indirect or which is in any way allied to or associated with the Company; or
7.6.5.2.4 any subsidiary of the Company or of such other body.
7.6.6 Defence expenditure
7.6.6.1 So far as may be permitted by the Act, the Company:
7.6.6.1.1 may provide a Relevant Officer with funds to meet
expenditure incurred or to be incurred by him in:
(i) defending any criminal or civil proceedings in
connection with any negligence, default, breach
of duty or breach of trust by him in relation to the
Company; or

(ii) in connection with any application for relief
under the provisions of the Companies Act; and
7.6.6.1.2 may do anything to enable any such Relevant Officer to avoid incurring such expenditure.
7.6.6.2 So far as may be permitted by the Act, the Company:
7.6.6.2.1 may provide a Relevant Officer with funds to meet
expenditure incurred or to be incurred by him in
defending himself in an investigation by a regulatory
authority or against action proposed to be taken by a
regulatory authority in connection with any alleged
negligence, default, breach of duty or breach of trust by
him in relation to the Company; and

7.6.6.2.2
may do anything to enable any such director or officer to
avoid incurring such expenditure.
7.6.6.3 “Relevant Officer” means a director, former director, alternate director, prescribed officer or secretary of the Company or of a member of the Group or any member of any committee of the
board or the audit committee, irrespective of whether or not the person is also a member of the Company’s board.
7.7
Chairman

7.7.1
The directors may elect from their number a Chairman and a Deputy
Chairman, or two or more Deputy Chairmen, and decide the period for which each is to hold office. The directors may also remove any of them from such office at any time. If neither a Chairman nor a Deputy
Chairman has been appointed or if at any meeting of the directors, neither the Chairman nor a Deputy Chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting.
7.7.2 If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the directors or of the Company shall be determined as between the Deputy Chairmen present, if more than one, by seniority in length of appointment or otherwise as resolved by the directors.
Item
10.16(i) of
Schedule
10

7.8
Directors’ meetings

7.8.1
This Memorandum does not restrict the directors from acting otherwise than at a meeting, as contemplated in section 74(1) of the Act and for so long as it is required by the Listings Requirements, any resolution passed in terms of this 7.8.1 must be inserted in the minute book of the
Company.
7.8.2 This Memorandum does not specify a different percentage or number of directors upon whose request a meeting of the board must be called in terms of section 73(1) of the Act.
7.8.3 This Memorandum does not restrict the board from conducting meetings, or directors from participating in meetings, by electronic communication, as contemplated in section 73(3) of the Act.
7.8.4 This Memorandum does not limit, restrict or qualify the authority of the board to determine the manner and form of giving notice of its meetings.
7.8.5 This Memorandum does not limit, restrict or qualify the authority of the board to proceed with a board meeting in accordance with the requirements of section 73(5)(a) of the Act, despite a failure or defect in giving notice of the meeting.
7.8.6 The quorum requirement for a directors’ meeting to begin, the voting rights at such a meeting, and the requirements for approval of a resolution at such a meeting, as set out in section 73(5) of the Act, are not varied by this Memorandum.
In the case of an equality of votes at any meeting of the directors, the
Chairman shall have a casting vote if the chairman did not initially have or cast a vote.
7.9
Committees of the board

7.9.1
This Memorandum does not limit, restrict or qualify the authority of the board to appoint any number of committees of directors, or to delegate to any such committee any of the authority of the board.
7.9.2 Except to the extent that a board resolution establishing a committee provides otherwise, the members of the committee:
7.9.2.1 may include persons who are not directors of the Company but any such person must not be ineligible or disqualified to be a director in terms of section 69 of the Act. Any such persons shall not have a vote on any matter to be decided by the committee;
Item
10.16(j) of
Schedule
10

7.9.2.2 may consult with or receive advice from any person;
7.9.2.3 has the full authority of the board in respect of any matter referred to it.
7.9.3 The board may from time to time, where it has appointed a committee in terms of 7.9.1 and 7.9.2 above include in any such delegation the power to sub-delegate the powers referred to in 7.9.1 and 7.9.2 above to such person or persons as the Committee thinks fit, subject to such terms and conditions as the Committee for the time being may think fit, and may from time to time revoke, withdraw, alter or vary all or any such powers.
7.10
Local boards and managers
7.10.1 The directors may establish any local boards or appoint managers or agents to manage any of the affairs of the Company, either in South
Africa or elsewhere, and may:
7.10.1.1 appoint any persons to be managers or agents or members of such local boards, who need not be directors, and may fix their remuneration, and those persons shall be entitled to vote at any meeting of the local board;
7.10.1.2 delegate to any local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the directors, with power to sub delegate;
7.10.1.3 remove any person so appointed, and may annul or vary any such delegation; and
7.10.1.4 authorise the members of any local or divisional boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies.
7.10.2 Any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit.
7.11
Appointment of attorney
7.11.1 The directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the agent, attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under this Memorandum) and for such period and subject to such conditions as they may think fit.
7.11.2 Such agent or attorney may be conferred with such power either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board.
7.11.3 Any such appointment may contain such provisions for the protection and convenience of persons dealing with any such agent or attorney as the directors may think fit.
7.11.4 The directors may also authorise any such agent or attorney to sub delegate all or any of the powers, authorities and discretions vested in him.
7.12
Director may be employed in the Company or a subsidiary
A director may be employed in any other capacity in the Company or as a director or employee of a subsidiary of the Company and, in such event, his appointment and remuneration in respect of such office must be determined by a disinterested quorum of directors.
7.13
Directors’ travelling and other expenses
Directors may be paid all their travelling and other expenses, properly and necessarily incurred by them in and about the business of the Company and attending meetings of the directors or of committees of the directors; and, if any director is required to perform extra services, to reside abroad or be specifically occupied about the Company’s business, may be entitled to such remuneration as is determined by a disinterested quorum of directors, which may be either in addition or in substitution for any other remuneration payable, subject to the provisions of the Act.
7.14
Termination of office

7.14.1
Without prejudice to any provisions for retirement contained in this
Memorandum or the Act, the office of a director is vacated if:
7.14.1.1 he becomes prohibited or disqualified by the Act from acting as a director, ceases to be a director by virtue of any provision of the Act or is removed from office pursuant to this Memorandum or the Act,
Item
10.16(f) of
Schedule
10
Item
10.16(e) of
Schedule
10

7.14.1.2 he is absent from meetings of the directors for six consecutive months without permission of the board (whether or not an
alternate director appointed by him attends) and the directors have resolved that his office be vacated; or
7.14.1.3 notice is given to terminate his contract of employment or engagement with the Company where he is in breach of such
contract.
7.14.2 If a director holds an appointment to executive office which terminates on termination of his office as director, his removal from office pursuant to this 7.14 shall be deemed an act of the Company and shall take effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.
7.14.3 The office of a director who is an employee of any member of the Group shall be vacated if such director ceases to be employed within the
Group provided that the person concerned shall be eligible for re appointment or re election as a Director.
7.14.4 If the office of a director is vacated for any reason he shall cease to be a member of any committee of the board.
7.14.5 A resolution of the board declaring a director to have vacated office under the terms of this 7.14 shall be conclusive as to the facts and grounds of vacation stated in the resolution.
7.15
Defect in appointment of director
All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if very such person had been duly appointed and was qualified and had continued to be a director or member of such committee.
8.
GENERAL PROVISIONS

8.1
Amendment of class, preferences, rights, limitations or other terms

8.1.1
If any amendments proposed to any preferences, rights, limitations or other terms of any class of shares, such amendment would be subject to the prior sanction of a resolution passed at a separate class meeting of the holders of that class of shares in the same manner, mutatis
Item
10.5(e) of
Schedule
10

mutandis
, as a special resolution.
8.1.2 At every meeting of the holders of that class of shares, the provisions of this Memorandum relating to general meetings of ordinary
shareholders shall apply, mutatis mutandis, except that a quorum at any such general meeting shall be any person or persons holding or representing by proxy at least 2 of that class of shares, provided that if at any adjournment of such meeting a quorum is not present, the provisions of this Memorandum relating to adjourned meetings shall apply,
mutatis mutandis
.

8.2
Unclaimed amounts and payments of distributions

8.2.1
For so long as is required by the Listings Requirements, the Company must hold all monies due to shareholders for the benefit of
shareholders, provided that the board may cause any such monies unclaimed for a period of three years (from the due date for payment)
to be forfeited for the benefit of the Company.
8.2.2 The Company may cease to send any cheque or other means of payment by post or to employ other means of payment for any
distribution if:
8.2.2.1 in respect of at least two consecutive distributions payable on those shares the cheque, warrant, order or similar financial instrument has been returned undelivered or remains uncashed;
or

8.2.2.2
following one distribution, the distribution payable on those shares, the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during the period for which the same are valid, payment by other methods has failed and reasonable enquiries have failed to establish any new postal address or account to be used for the purpose,
but, subject to the provisions of this Memorandum, shall recommence sending cheques, warrants, orders or similar financial instruments in respect of the distributions payable on those shares if the holder of or person entitled to them claims the arrears of distribution and does not instruct the Company to pay future distributions in some other way.
8.2.3 The payment by the Directors of any unclaimed distribution or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of that amount.
8.2.4 Any distribution, interest or other sum payable in cash to the holder of
Item
10.17(c) of
Schedule
10

a security may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder, or in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the shares. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders. The Company shall not be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or the loss or misdirection of any electronic transfer. Payment of any such cheque or warrant, or the making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company.
8.2.5
The directors may from time to time make such regulations as they may think fit in regard to the payment of distributions to members having registered addresses outside South Africa, and such regulations may provide for the payment of such distributions in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.
8.2.6
The directors may set aside such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investment as the directors may from time to time think fit. The directors may also, without placing the same to reserve, carry forward any sum which they may think prudent not to distribute.
8.2.7
Any payments to shareholders to be made to any shareholder whose registered address is outside South Africa or who has given written instructions requesting payment at an address outside South Africa and any payment to a member whose registered address is outside South
Africa may be paid in such currency or currencies other than the currency of South Africa as may be stipulated by the directors. The directors may also stipulate the date upon which the currency of South
Africa will be converted into such other currency or currencies.
8.3
The Company shall be entitled at any time to delegate its obligations to any member in respect of unclaimed distributions or other unclaimed payments to any one of the Company’s bankers from time to time.

8.4
Odd lot offers
If, upon the implementation of any odd-lot offer made by the Company, or pursuant to or following any odd-lot offer made by the Company which is unconditional, in accordance with the Listings Requirements, there are shareholders with “odd-lot” (as that terms is defined in the Listings
Requirements) holdings , then, unless such shareholders have elected to retain their odd-lot holdings (which election the Company shall be obliged to grant each such shareholder), the directors shall be entitled to cause the odd-lot holdings to be sold on such basis as the directors may determine and the
Company shall account to such shareholders for the proceeds attributable to them pursuant to the sale of such odd-lot holdings, provided that the odd-lot offer has been approved by the shareholders in shareholders meeting by ordinary resolution.
8.5
Independent external auditors

8.5.1
Subject to the provisions of the Act or acts done by any person acting as independent external auditor, shall as regards all persons dealing in good faith with the Company, be valid notwithstanding that there is some defect in his appointment.

8.5.2
All annual financial statements which have been audited and laid before an annual general meeting shall be deemed conclusively correct, and shall not be re-opened without the approval of the directors.

8.6
Notices to joint holders
In the case of joint holders of a security, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.

8.7
Notices to legally incapacitated holder
Any notice or other document delivered, given or sent in accordance with the provisions of this Memorandum and notwithstanding that such member be then under legal incapacity, and whether or not the Company knows of his legal incapacity, be deemed to have been duly served in respect of any security registered in the name of such member as a sole or joint holder unless his name shall at the time of service of the notice or document have been removed from the register as the holder of the security; and such service shall for all purposes of this Memorandum deem sufficient service of such notice or document or persons interested (whether jointly with or as claiming through or under him) in the security.

8.8
Waiver by stock exchange
Notwithstanding anything to the contrary contained in this Memorandum, where any action or matter is expressed in this Memorandum to be subject to compliance with the Listings Requirements or rules of any Stock Exchange which the Company’s directors are listed or quoted, a waiver of such requirement or rules by the Stock Exchange concerned shall constitute compliance with those requirements or rules for the purposes of this
Memorandum.

8.9
Transmission of shares
8.9.1 Persons entitled to shares on death
8.9.1.1 If a shareholder dies, the only persons the Company shall recognise as having any title to his interest in the shares shall be:
8.9.1.1.1 the survivors or survivor where the deceased was a joint holder; and
8.9.1.1.2 the executors or administrators of the deceased where he was a sole or only surviving holder.
8.9.1.2 Nothing in this 8.9.1 shall release the estate of a deceased shareholder (whether sole or joint) from any liability in respect of any share held by him.
8.9.2 Election by persons entitled by transmission
8.9.2.1 A person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder or otherwise by operation of law may either:
8.9.2.1.1 be registered himself as holder of the share upon giving to the Company notice in writing to that effect, or
8.9.2.1.2 transfer such share to some other person, in which case he shall, in the case of a certificate share, execute an
instrument of transfer of such shares to that person and,
in the case of an uncertificated share, either procure that
all appropriate instructions are given by means of the
computer based system, and procedures, which enables
title to units of a security to be evidenced and transferred without a written instrument to effect the transfer of such
share to such person or change the uncertificated share
to certificated form and then execute an instrument of
transfer of such share to such person,

upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share.
8.9.2.2 Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the directors, the directors shall, within 60 days after proof, cause the entitlement of that person to be noted in the register. All the limitations, restrictions and provisions of this
Memorandum relating to the right to transfer and the registration of transfers of shares shall apply to any such notice or transfer as if the notice or transfer were a transfer made by the
shareholder registered as the holder of any such share.
8.9.3 Rights of persons entitled by transmission
8.9.3.1 A person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder or otherwise by operation of law:
8.9.3.1.1 subject to 8.9.3.1.2, shall be entitled to the same distributions and other advantages as a registered
holder of the share upon supplying to the Company such
evidence as the directors may reasonably require to
show his title to the share; and
8.9.3.1.2 shall not be entitled to exercise any right in respect of the share in relation to general meetings until he has been
registered as a shareholder in respect of the share.
8.9.3.2 A person entitled to a share who has elected for that share to be transferred to some other person pursuant to 8.9.2 shall cease to be entitled to any rights or advantages in relation to such share upon that other person being registered as the holder of that share.
8.9.3.3 The directors may at any time give notice requiring any person becoming entitled to a share in consequence of the death or
bankruptcy of a shareholder or otherwise by operation of law to elect either to be registered himself or to transfer the share. If the notice is not complied with within 60 days the directors may thereafter withhold payment of all distributions and other

moneys payable in respect of such share until the requirements of the notice have been complied with.
8.9.4
Prior notices binding

If a notice is given to a shareholder in respect of a share, a person entitled to that share is bound by the notice if it was given to the shareholder before the name of the person entitled was entered into the register.
8.10
Fractions arising on consolidation, subdivision or otherwise
Whenever as a result of a consolidation, subdivision, distribution of capitalised reserve, re-designation of shares, or for any other reason, any shareholder would become entitled to fractions of a share, the directors shall round down the allocation of shares to the nearest whole number resulting in the allocations of whole securities and make a cash payment for the fraction in accordance with the provisions of the Listing Requirements.

9.
RIGHTS ATTACHING TO PREFERENCE SHARES
Rights, privileges, restrictions and other conditions applicable to the A redeemable preference shares of 50 cents each, the B redeemable preference shares of 1 cent each and the C redeemable preference shares of no par value in the Company.
For purposes of this 9, the “Moab Lease Area” means the total lease area of 2
149,2631 hectares of the Mining Leases as ceded to the Company (formerly Vaal
Reefs Exploration and Mining Company Limited) by virtue of Deeds of Cession of
Mining Leases Nos 23/92 and 26/92 and as reflected in the diagrams attaching to the
Mining Leases being RMT Nos 52/91 and 53/91.
9.1
Rights attaching to A preference shares
9.1.1 The following terms shall apply to the A redeemable preference shares of 50 cents each (“the A preference shares”), in the share capital of the
Company:

9.1.1.1
The A preference shares shall be allotted to Eastvaal Gold
Holdings Limited as fully paid.

9.1.1.2
The A preference shares shall rank pari passu with each other and except as provided for in this 9 shall rank pari passu with the
B redeemable preference shares of 1 cent each (“the B
preference shares”) and the C redeemable preference shares of no par value (“the C preference shares”).

9.1.1.3
The A preference shares shall confer the following rights on the holder thereof:

9.1.1.3.1
after payment in full of the annual dividend on the B
preference shares and the C preference shares, the right
to an annual dividend equivalent to the balance of the
after tax profits arising from income derived from mining
the Moab Lease Area as determined by the directors in
each financial year, but shall confer no right to any
dividend payment from any other profits of the Company;

9.1.1.3.2
to receive on redemption:

9.1.1.3.2.1
the nominal value of the said A preference
shares;

9.1.1.3.2.2
a premium per share of an amount equal to the
net proceeds available from the disposal of the
assets relating to the Moab Lease Area, after
redemption in full of the B preference shares
and the C preference shares, and payment of
the nominal value of the A preference shares,
divided by 2 000 000. Any amount transferred
to the share premium account of the Company
pursuant to section 76(2) of the Companies
Act, 1973, consequent upon the issue of such
shares may be used to provide for any
premium on the redemption of the shares;

9.1.1.3.3
against payment of the said nominal value and premium,
if any, such shares shall be fully redeemed and shall
constitute part of the authorised and unissued share
capital of the Company;

9.1.1.3.4
the A preference shares shall have no right to redemption
from any proceeds otherwise arising.

9.1.1.4
Subject to 4.12, the A preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company and to vote thereat and on a poll shall entitle the holder to one vote for each A preference share held provided that at every general meeting of the Company at which the holders of the Ordinary Shares, the A preference shares, the
B preference shares and the C preference shares are present
and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the Ordinary Shares shall be entitled to 50 votes for each Ordinary Share held, the holder of the B
preference shares shall be entitled to one vote for each B
preference share held and the holder of the C preference shares shall be entitled to one vote for each C preference share held.

9.1.1.5
At every separate meeting of the holder of the A preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the A preference shares shall constitute a quorum.

9.1.1.6
The A preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the
Ordinary Shares in the capital of the Company then issued, but after any payment in respect of the B preference shares and the
C preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.

9.1.1.7
The A preference shares shall not be entitled to any
participation, on a winding-up, in any of the surplus funds of the
Company in any other manner arising.

9.2
Rights attaching to B preference shares

9.2.1
The following terms shall apply to the B preference shares:

9.2.1.1
The B preference shares shall be issued at par plus a premium of R249.99 per share. The said shares shall be subscribed for by and allotted to Eastvaal Gold Holdings Limited at a price of
R250.00 per share.

9.2.1.2
The B preference shares shall rank pari passu with each other and except as provided for in this 9 shall rank pari passu with the A preference shares and the C preference shares.

9.2.1.3
The B preference shares shall confer the following rights on the holder thereof:

9.2.1.3.1
the right to an annual dividend amounting to the lesser
of 5 per cent of the issue price of the B preference shares
or an amount equivalent to the balance of the after tax

profits arising from income derived from mining the
Moab Lease Area as determined by the directors in each
financial year. The annual dividend shall be a first charge
on any profit available for distribution from the Moab
Lease Area but shall not be payable from any other
profits of the Company;

9.2.1.3.2
to receive on redemption:

9.2.1.3.2.1
the nominal value of the said B preference
shares;

9.2.1.3.2.2
a premium of up to R249.99 per share, but
limited to an amount equal to the net proceeds
available from the disposal of the assets relating
to the Moab Lease Area after payment of the
nominal value of the B preference shares. Any
such premium shall be payable from so much of
the share premium account as arose on the
issue of the shares;

9.2.1.3.3
against payment of the said nominal value and premium,
if any, such shares shall be fully redeemed and shall
constitute part of the authorised and unissued share
capital of the Company;

9.2.1.3.4
the redemption of the B preference shares shall be a first
charge against the net proceeds from the disposal of the
assets relating to the Moab Lease Area following
permanent cessation of mining operations in the Moab
Lease Area, but shall have no right to redemption from
any proceeds otherwise arising.

9.2.1.4
The B preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the
Company provided that:

9.2.1.4.1
the holder of a B preference share shall not be entitled
to vote at such meeting, except:

9.2.1.4.1.1
during any period commencing six months after
the due date for payment of any B preference
share dividend which has been declared and
during which such B preference dividend or any
part of such B preference dividend remains in
arrear and unpaid; or

9.2.1.4.1.2
in regard to any resolution proposed which
directly affects any of the rights attached to the
B preference shares or the interests of the
holders of the B preference shares, including a
resolution for the winding-up of the Company or
for the reduction of its capital; or

9.2.1.4.1.3
in regard to any resolution of the Company
proposed for the disposal of the whole or
substantially the whole of the undertaking of the
Company or the whole or the greater part of the
assets of the Company, or the whole or the
greater part of the assets relating to the
operations in the Moab Lease Area;

9.2.1.4.2
subject to 4.12, at every general meeting of the
Company at which the holders of the Ordinary Shares,
the A preference shares, the B preference shares and
the C preference shares are present and entitled to vote,
on a poll the holder of the A preference shares shall be
entitled to 50 votes for each A preference share held, the
holders of the Ordinary Shares shall be entitled to 50
votes for each Ordinary Share held, the holder of the B
preference shares shall be entitled to one vote for each
B preference share held and the holder of the C
preference shares shall be entitled to one vote for each
C preference share held.

9.2.1.5
At every separate meeting of the holder of the B preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the B preference shares shall constitute a quorum.
9.2.1.6 The B preference shares shall confer the right, on a winding-up of the Company in priority to any payment in respect of the
Ordinary Shares, the A preference shares and the C preference shares then in issue, to receive only so much of the net
proceeds from the disposal of the assets relating to the Moab
Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time.
9.2.1.7 The B preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the
Company in any other manner arising.

9.3
Rights attaching to the C preference shares

9.3.1
The following terms shall apply to the C preference shares:

9.3.1.1
The C preference shares shall be issued at a price of R250.00 per share. The said shares shall be subscribed for by and
allotted to Eastvaal Gold Holdings Limited at an issue price of
R250.00 per share.

9.3.1.2
The C preference shares shall rank pari passu with each other and except as provided for in this 9, with the B preference
shares and the A preference shares.

9.3.1.3
The C preference shares shall confer the following rights on the holder thereof:

9.3.1.3.1
the right to an annual dividend amounting to the lesser
of 5 per cent of the issue price of the C preference
shares or an amount equivalent to the balance of the
after tax profits arising from income derived from mining
the Moab Lease Area as determined by the directors in
each financial year. The annual dividend shall be a first
charge on any profit available for distribution from the
Moab Lease Area ranking after and following payment
of any annual dividend payable to the holder of the B
preference shares in terms of 9.2.1.3.1 but shall not be
payable from any other profits of the Company;

9.3.1.3.2
to receive on redemption the aggregate issue price of
the said C preference shares but limited to an amount
equal to the net proceeds available from the disposal of
the assets relating to the Moab Lease Area and only
after the B preference shares have received payment in
full in terms of 9.2.1.3.2;

9.3.1.3.3
against payment of the said issue price, such shares
shall be fully redeemed and shall constitute part of the
authorised and unissued share capital of the Company;

9.3.1.3.4
the redemption of the C preference shares shall be a first
charge against the net proceeds from the disposal of the
assets relating to the Moab Lease Area following
permanent cessation of mining operations in the Moab
Lease Area ranking after and following redemption of the
B preference shares in terms of 9.2.1.3.4, but shall have
no right to redemption from any proceeds otherwise
arising.

9.3.1.4
The C preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the
Company provided that:

9.3.1.4.1
the holder of a C preference share shall not be entitled
to vote at such meeting, except:

9.3.1.4.1.1
during any period commencing six months after
the due date for payment of any C preference
share dividend which has been declared and
during which such C preference dividend or any
part of such C preference dividend remains in
arrear and unpaid; or

9.3.1.4.1.2
in regard to any resolution proposed which
directly affects any of the rights attached to the
C preference shares or the interests of the
holders of the C preference shares, including a
resolution for the winding-up of the Company or
for the reduction of its capital; or

9.3.1.4.1.3
in regard to any resolution of the Company
proposed for the disposal of the whole or
substantially the whole of the undertaking of the
Company or the whole or the greater part of the
assets of the Company, or the whole or the
greater part of the assets relating to the
operations in the Moab Lease Area;

9.3.1.4.2
subject to 4.12, at every general meeting of the
Company at which the holders of the Ordinary Shares,
the A preference shares, the B preference shares and
the C preference shares are present and entitled to vote,
on a poll the holder of the A preference shares shall be
entitled to 50 votes for each A preference share held, the
holders of the Ordinary Shares shall be entitled to 50
votes for each Ordinary Share held, the holder of the B
preference shares shall be entitled to one vote for each
B preference share held and the holder of the C
preference shares shall be entitled to one vote for each
C preference share held.

9.3.1.5
At every separate meeting of the holder of the C preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the C preference shares shall constitute a quorum.

9.3.1.6
The C preference shares shall confer the right, on a winding-up of the Company, ranking after and following payment of the
holders of the B preference shares in terms of 9.2.1.6, but in priority to any payment in respect of the Ordinary Shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the
Moab Lease Area as is available for distribution but not
exceeding a return per C preference share of the capital paid-
up on the issue of the B preference shares outstanding at that time.
9.3.1.7 The C preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the
Company in any other manner arising.
9.4
The following terms shall apply to the A preference shares, the B preference shares and the C preference shares in the share capital of the
Company:

9.4.1
The rights attaching to the A, B and C preference shares and the interests of the holders of the A, B and C preference shares shall not be regarded as being directly affected or modified by the creation by the
Company of any further shares of any class unless those new shares rank as regards participation in the assets or profits of the Company from the Moab Lease Area in some or all respects in priority to or pari passu with the A, B and C preference shares.

9.4.2
The provisions of this 9 shall override any similar or contrary provisions of this Memorandum.

9.4.3
Without the prior written consent of the holders of the A, B and C preference shares or the prior sanction of resolutions at separate general meetings of the holders of the A, B and C preference shares passed in the same manner, mutatis mutandis, as a special resolution:

9.4.3.1
none of the rights attaching to the A, B and C preference shares may be modified;

9.4.3.2
no shares in the capital of the Company, ranking as regards
participation in the assets or profits of the Company arising from operations in the Moab Lease Area in some or all respects in priority to or pari passu with the A, B and C preference shares shall be created.

9.4.4
The A preference shares, the B preference shares and the C preference shares shall be redeemed, but only after cessation of mining operations in the Moab Lease Area and realisation of the assets relating to the
Moab Lease Area.”

SCHEDULE 1 – AUTHORISED SHARES
A. Classified shares
1. 600 000 000 ordinary shares of 25 cents, each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the ordinary shares:
(i) unless otherwise provided for in this Memorandum, to one vote for every ordinary share;
(ii) to receive any distribution in accordance with the holder’s voting power;
(iii) on a liquidation of the Company, to receive the net assets of the
Company in accordance with the holder’s voting power;
(iv) to all of the preferences, rights or other terms set out in the Act or this
Memorandum;
(v) to any other rights at common law insofar as such rights are not inconsistent with this Memorandum or the Act.
2. 2 000 000 A redeemable preference shares of 50 cents each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the A redeemable preference shares, to all of the preferences, rights or other terms set out in this
Memorandum.
3. 5 000 000 B redeemable preference shares of 1 cent each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the B redeemable preference shares, to all of the preferences, rights or other terms set out in this Memorandum.
4. 30 000 000 C redeemable preference shares of no par value each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the C redeemable preference shares, to all of the preferences, rights or other terms set out in this
Memorandum.
B. Unclassified shares
None.
Share capital
South African Rands
600,000,000 ordinary shares of R0.25 each 150,000,000
2,000,000 A redeemable preference shares of R0.50 each
1,000,000
5,000,000 B redeemable preference shares of R0.01 each
50,000
30,000,000 C redeemable preference shares of no par value
-

COMPANIES ACT, 2008
MEMORANDUM OF INCORPORATION
OF A PROFIT COMPANY
(PUBLIC COMPANY)
NAME OF COMPANY:
ANGLOGOLD ASHANTI LIMITED
(“Company”)
REGISTRATION NUMBER:
1944/017354/06
This Memorandum of Incorporation was adopted by Special Resolution passed by shareholders on 27 March 2013, a copy of which was Filed with the Companies and
Intellectual Property Commission on 3 April 2013 as contemplated in the Companies Act No.
71 of 2008 (as amended), together with the notice of amendment in substitution for the existing
Memorandum of Incorporation (being the memorandum of association and articles of association of the Company, which were the constitutional documents of the Company in terms of the Companies Act No. 61 of 1973).
The Memorandum of Incorporation in the prescribed form as contemplated in section
13(1)(a)(i) of the Companies Act No. 71 of 2008, as amended, shall not apply to the Company.

This Memorandum of Incorporation was
last
amended by a Special Resolution passed at the
Annual General Meeting of Shareholders held on
4 May 201616 May 2017
by:

aligning certain provisions with amendments to the JSE Listings Requirements; and

aligning certain provisions with the Companies Act, company practice and good corporate governance.

Increasing the current authorised share capital of the Company by the creation of
30,000,000 new C redeemable preference shares of no par value having the preferences, rights, limitations and other terms set out in the new article 9 of the
Memorandum of Incorporation of the Company.

Substituting Clause 9 with a new clause.

Updating Schedule 1.
The Special Resolution was Filed with the Companies and Intellectual Property Commission on 17
May
2017
and the changes became effective on this date.

INDEX
1.
INTRODUCTION ........................................................................................................... 3
2.
INTERPRETATION ....................................................................................................... 3
3.
GENERAL ...................................................................................................................... 5
4.
SECURITIES OF THE COMPANY ............................................................................... 6
5.
SHAREHOLDER RIGHTS AND PROXY FORMS ....................................................... 10
6.
SHAREHOLDERS MEETINGS ..................................................................................... 11
7.
DIRECTORS AND OFFICERS ....................................................................................... 15
8.
GENERAL PROVISIONS ............................................................................................... 25
9.

1.
INTRODUCTION

1.1
The Memorandum of Incorporation in the prescribed form contemplated in section 13(1)(a)(i) of the Act shall not apply to the Company.
1.2 The Company is incorporated as a public company in terms of the Act and, accordingly:

1.2.1
the Company is not prohibited from offering its securities to the public;
and
1.2.2 the transfer of the Company’s securities is unrestricted save as set out
in this Memorandumrequired by statute, subject to the provisions of the
Listings Requirements
.
1.3 Subject to 9.4.3, this Memorandum does not contain any restrictive conditions contemplated in section 15(2)(b) of the Act and does not contain any requirement for the amendment of any particular provision of this Memorandum in addition to the requirements of the Act.

2.
INTERPRETATION
In this Memorandum, including the introduction above, and unless the context requires otherwise:

2.1
words importing any one gender shall include the other two genders;

2.2
the singular shall include the plural and vice versa;

2.3
any word which is defined in the Act and is not defined in 2.5, shall bear that statutory meaning in this Memorandum;

2.4
the headings have been inserted for convenience only and shall not be used for or assist or affect their interpretation;

2.5
each of the following words and expressions shall have the meaning stated
opposite it and cognate expressions shall have a corresponding meaning, namely:
Item
10.2(a) of
Schedule
10

2.5.1 “the Act” the Companies Act, 2008, together with the
Companies Regulations, 2011, as amended
or substituted from time to time;
2.5.2 “Business Day” a day on which banks are ordinarily open for business in
both
London
and
Johannesburgeach of the jurisdictions in
which the Ordinary Shares of the Company
are listed on an exchange
, excluding
Saturdays, Sundays and official public or
bank holidays in
the United Kingdom or
South Africasuch jurisdictions
;
2.5.3 “Chairman” the chairman of the directors appointed in
accordance with
7.7
;
2.5.4 “CSDP” Central Securities Depository Participant,
being a ‘participant’ as defined in section 1 of
the
Securities Services Act, 2004Financial
Markets Act, 2012
, as amended or
substituted from time to time, and appointed
by individual shareholders for the purposes
of, and in regard to, demateriali
sz
ation in
terms of such act;
2.5.5 “Group” the Company and its subsidiaries from time
to time and “a member of the Group” means
any one of them;
2.5.6 “JSE” means the JSE Limited, registration number
2005/022939/06, or any other successor
body licensed as an exchange under the
Securities Services Act, 2004Financial
Markets Act, 2012
, as amended or
substituted from time to time;
2.5.7 “Ordinary
Shareholder”
a holder of Ordinary Shares;
2.5.8 “Ordinary Shares” ordinary shares of 25 cents each in the capital of the Company;
2.5.9 “Listings
Requirements”
the Listings Requirements of the JSE, as
amended or substituted from time to time;
2.5.10 “this Memorandum” this Memorandum of Incorporation and includes its Schedule, which forms part of it;
and
2.5.11 “month” calendar month;
and
2.5.12 “year” calendar year.

3.
GENERAL

3.1
Liability of incorporators, shareholders or directors

This Memorandum does not impose any liability on any person for the liabilities or obligations of the Company, solely by reason of such person being an incorporator, shareholder or director of the Company as contemplated by section 19(2) of the Act.
3.2
Powers of the Company
This Memorandum does not restrict, limit or qualify the legal powers or capacity of the Company in section 19(1)(b) of the Act.
3.3
Memorandum of Incorporation and rules
3.3.1 The requirements set out in section 16(1)(c)(i) of the Act regarding proposals for amendments to this Memorandum apply without
amendment.
3.3.2 The board shall not have the power to make, amend or repeal any necessary or incidental rules relating to the governance of the Company in respect of matters that are not addressed in the Act or this
Memorandum, in accordance with the provisions of sections 15(3) to
15(5) of the Act.
3.3.3 If the board, or any individual authorised by the board, alters this
Memorandum in any manner necessary to correct a patent error in spelling, punctuation, reference, grammar or similar defect on the face of the document, it must publish a notice of such alteration on the
Company’s website, and must file a notice of alteration in the manner prescribed by the Act.

3.4
Financial assistance to related persons

This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide direct or indirect financial assistance to any person contemplated in section 45 of the Act.

3.5
Solvency and liquidity test
This Memorandum does not alter the application of the solvency and liquidity test provided in section 4 of the Act.
Item 10.4 of
Schedule
10
Item 10.5(d)
of Schedule
10

4.
SECURITIES OF THE COMPANY

4.1
Pari Passu
All the securities in each class shall rank pari passu in all respects.
4.2
Authorisation for shares

4.2.1
The Company is authorised to issue the shares specified in Schedule
1, provided that, if required by the Act or the Listings Requirements, the
Company may only issue:
4.2.1.1 unissued shares to shareholders of a particular class of shares, pro rata
to the shareholders’ existing shareholding unless any
such shares were issued for an acquisition of assets;
4.2.1.2 unissued shares or options
for cash or options,
other than as
envisaged in
4.2.21.1
4.2.1, as the directors in their discretion
think fit, if approved by the shareholders in general meeting, subject to the Listings Requirements; and
4.2.1.3 shares that are fully paid up.
4.2.2 This Memorandum does not limit, restrict or qualify the authority of the board to:
4.2.2.1 increase or decrease the number of authorised shares of any class of shares;
4.2.2.2
reclassify any shares that have been authorised but not issued;
4.2.2.3 classify any unclassified shares that have been authorised but not issued;
4.2.2.4 determine the preferences, rights, limitations or other terms of any class of authorised shares or amend any preferences,
rights, limitations or other terms so determined,
subject to any requirements set out in the Listings Requirements and this Memorandum.
Items 10.1
and 10.9(a)
of Schedule
10
Item 10.9(c)
of Schedule
10
Items
10.2(a) of
Schedule
10
Items
10.5(d) of
Schedule
10
Item 10.5(a)
of Schedule
10

4.3
Financial assistance for the subscription or purchase of securities or options
This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide financial assistance to any person for the purpose of, or in connection with, the subscription of any option, or any securities, issued or to be issued by the Company or a related or inter-related company, or for the purchase of any securities of the Company or any related or inter-related company, in accordance with the Act.

4.4
Capitalisation shares

Subject to 4.2.1, this Memorandum does not limit, restrict or qualify the authority of the board, in terms of section 47 of the Act, to:
4.4.1 approve the issue of any authorised shares of the Company as capitalisation shares, on a pro rata basis to the shareholders of one or more classes of shares;
4.4.2 approve the issue of shares of one class as capitalisation shares in respect of shares of another class; or
4.4.3 permit shareholders to elect to receive a cash payment in lieu of a capitalisation share, at a value determined by the board.
4.5
Company or subsidiary acquiring Company’s shares and distributions
Any acquisition by the Company or a subsidiary company of the Company’s shares and any distribution to shareholders will be subject to the provisions of the Act and the Listings Requirements.
4.6
Debt instruments

This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to issue secured or unsecured debt instruments, provided that the board may not grant special privileges regarding the attending and voting at general meetings of the Company or the appointment of directors in respect of such debt instruments.
Item
10.9(b) of
Schedule
10
and item
10.17(a) of
Schedule
10
Item 10.10
of Schedule
10
Item 10.6 of
Schedule 10
Item 10.7
of
Schedule
10
Item 10.8 of
Schedule
10

4.7
Registration of beneficial interests
This Memorandum does not limit or restrict the holding of the Company’s issued securities by, or the registration of the Company’s issued securities in the name of, one person for the beneficial interest of another.
4.8
Commission

The Company may pay commission to any person in consideration of such person subscribing or agreeing to subscribe for any shares of the Company or of such person procuring or agreeing to procure subscriptions for shares, provided that such commission shall be subject to any limitations in the Act or the Listings Requirements.
4.9
Authority to sign transfer deeds

All authorities to sign transfer deeds granted by holders of shares for the purpose of transferring shares that may be lodged, produced or exhibited with or to the Company at any of its transfer offices shall, as between the Company and the grantor of such authorities, be taken and deemed to continue and remain in full force and effect, and the Company may allow the same to be acted upon until such time as express notice in writing of the revocation of the same shall have been given and lodged at the Company’s transfer offices at which the authority was lodged, produced or exhibited.
Even after the giving
and lodging of such notices, the Company shall be entitled to give effect to any instruments signed under the authority to sign, and certified by any officer of the Company, as being in order before the giving and lodging of such notice.
4.10
Fully paid up shares not subject to lien

Fully paid shares shall not be subject to any lien in favour of the Company and shall be freely transferable.
4.11
Securities registered in the name of a deceased or insolvent holder

No securities registered in the name of a deceased or insolvent holder shall be forfeited if the executor fails to register them in his own name or in the name of the heir(s) or legatees when called upon by the directors to do so.
4.12
Limitation of voting rights

The holders of any securities other than Ordinary Shares
shall not be entitled
to vote on any resolution taken by the company save as expressly provided for in this Memorandum.
For so long as this is required by the Listings
Item 10.14
of Schedule
10
Item
10.2(b) of
Schedule
10
Item 10.12
of
Schedule
10
Item 10.13
of
Schedule
10
Items
10.5(c)
and
10.5(h) of
Schedule
10

Requirements, in instances that such shareholders are allowed to vote at general or annual general meetings, their votes may not carry any special rights or privileges and they shall be entitled to one vote for each share that they hold, provided their total voting right at a general or annual general meeting may never be more than 24.99% of the total voting rights of all shareholders at such meeting.
It is recorded that the existing rights of the holders of preference shares in the Company are preserved and it is further recorded that the voting rights of the holders of preference shares in the Company as at the date of the adoption of this Memorandum do not exceed 24.99% of the total voting rights of all shareholders at a general meeting.
4.13
Defaced, lost or destroyed certificates
If a certificate evidencing securities be defaced, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of the out-of-pocket expenses of the Company and, in case of loss or destruction, of advertising the same as the directors may think fit and, in the case of defacement, on delivery of the old certificate to the Company.
4.14
Joint holders of securities
The certificate for certificated securities registered in the names of two or more persons shall be delivered to the person first named in the register in respect thereof, or to his authorised agent, and in the case of the legal incapacity of any one or more of the joint registered holders of any securities, the survivor then first named in the register shall be the only person recognised by the
Company as being entitled to such certificate, or any new certificate which may be issued in place thereof, provided always that the Company shall not be bound to register more than four persons as the holders of any certificated security.
4.15
Refusal to register transfer
If the directors refuse to register a transfer of securities they shall within thirty days after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.
4.16
Renunciation of allotment
Nothing contained in this Memorandum shall preclude the Company from recognising a renunciation of the allotment of any security by the allottee in favour of some other person.

5.
SHAREHOLDER RIGHTS AND PROXY FORMS

5.1
Information rights of persons holding a beneficial interest
This Memorandum does not establish any information rights of any person in addition to the information rights provided in sections 26(1) and (2) of the Act.
5.2
Representation by concurrent proxies
5.2.1 The right of a shareholder to appoint two or more persons concurrently as proxies (“concurrent proxies”) applies without limitation or restriction;
provided that the instrument appointing the concurrent proxies clearly states the order in which the concurrent proxies votes are to take precedence in the event that both or all of the concurrent proxies are present, and vote, at the relevant meeting.
5.2.2 The right of a shareholder to appoint more than one proxy to exercise voting rights attached to different shares held by that shareholder is not limited or restricted.
5.3
Authority of proxy to delegate
A proxy is prohibited from delegating that proxy’s authority to act on behalf of the shareholder appointing him to another person.
5.4
Requirement to deliver proxy instrument to the Company
A copy of the instrument appointing a proxy must be delivered to the registered office of the Company, or to any other person which it has identified in the notice of meeting as being a person to whom instruments of proxy may be delivered on behalf of the Company, before the person(s) named in the proxy form exercise(s) any rights of the shareholder at the relevant meeting (including an adjourned meeting)
5.5
Proxy without direction
This Memorandum does not limit or restrict the right of a proxy to exercise, or abstain from exercising, any voting right of the shareholder appointing him without direction, except to the extent that the instrument of proxy provides otherwise.

5.6
Record date for exercise of shareholder rights
A record date for any action or event shall be determined in accordance with the Act and the Listings Requirements.
5.7
Creation or issue of further shares
The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari
passu
therewith.
6.
SHAREHOLDERS MEETINGS

6.1
Convening of shareholders’ meetings

This Memorandum does not specify any person other than the board who may call a shareholders meeting.
6.2
Shareholders’ right to requisition a meeting
This Memorandum does not specify a lower percentage of voting rights than the percentage specified in section 61(3) of the Act required for the requisition by shareholders of a shareholder’s meeting.
6.3
Location of shareholders meetings
This Memorandum does not limit, restrict or qualify the authority of the board to determine the location of any shareholders meeting, which may be in South
Africa or in any foreign country.
6.4
Notice of shareholders meetings

6.4.1
This Memorandum does not provide a different period of notice of shareholders meetings to the period prescribed by the Act.
6.4.2 Notice of shareholder meetings shall be delivered to each shareholder entitled to vote at such meeting and who has elected to receive such notice.
Item 10.15 of
Schedule 10
Item
10.11(e)
of
Schedule
10
Items
10.11(a)
and (b) of
Schedule
10

6.5
Shareholders meetings conducted by electronic communication
Unless authorised by the board for a particular meeting, no p
Provision will be
made
,
for any shareholders meeting to be conducted by electronic
communication, or for one or more shareholders, or proxies for shareholders, to participate in any shareholders meeting by electronic communication
, in the
manner and to the extent authorised by the board from time to time
.
6.6
Quorum for shareholders meetings

6.6.1
The percentage of voting rights in terms of section 64(1) apply for:
6.6.1.1
a shareholders meeting to begin;
6.6.1.2 the continuation of that shareholders meeting; and
6.6.1.3 the consideration of any matter to be decided at any shareholders meeting.
6.6.2 For so long as is required by the Act and/or the Listings Requirements, a meeting may not begin or a matter begin to be debated unless at least
3 (three) shareholders are present at the meeting.
6.6.3 This Memorandum specifies 30 minutes (or such longer or shorter period as the chairman of the shareholders meeting may determine), in substitution for the time period specified in sections 64(4) and 64(5) for a quorum to be established before a shareholders meeting may be adjourned.
6.6.4 Unless the chairman of the shareholders meeting determines otherwise, no different period other than the period provided in section
64(4) for the adjournment of a shareholders meeting is specified.
6.7
Adjournment of shareholders meetings
This Memorandum does not provide different maximum periods for adjournment than those specified in section 64(12) of the Act.
6.8
Shareholders’ resolutions

6.8.1
This Memorandum does not require a higher percentage of voting rights
Item
10.11(
gh
)
of
Schedule
10
Item
10.11(
gh
)
of
Schedule
10

to approve an ordinary resolution than the percentage voting rights specified in the Act.
6.8.2 This Memorandum does not require a different percentage of voting rights to approve a special resolution than the percentage voting rights specified in the Act.
6.8.3 This Memorandum does not require a special resolution for any other matter not contemplated in section 65(11) of the Act, provided that resolutions required to be approved by an increased majority in terms of the Listings Requirements must be approved by such increased majority as a special resolution.
6.9
Shareholders meetings in terms of the Listings Requirements
Shareholders meetings that are called for the purpose of passing any resolution required in terms of the Listings Requirements may not be held by means of a written resolution as provided for in section 60 of the Act, unless permitted by the Listings Requirements.
6.10
Notice of shareholders meetings to the JSE
6.10.1 A copy of all notices of shareholders meetings must be sent to the JSE at the same time as notices are sent to shareholders if required in terms of the Listings Requirements.
6.10.2 All notices of shareholders meetings must also be announced through the official news service of the JSE at the same time as notices are sent to shareholders or as soon thereafter as is practicable.
6.11
Ratification of ultra vires acts
Any resolution for the ratification of any action by the Company or the directors contemplated by section 20(2) of the Act shall be prohibited if such ratification is of an action which is contrary to the Listings Requirements, unless otherwise agreed with the JSE.
6.12
Scrutineers

The chairman of a meeting may appoint any one or more firms or persons to act as scrutineer for the purpose of checking forms of proxy deposited for use and for counting the votes at such meeting and he may thereafter act on a
Item
10.11(f) of
Schedule
10
Item 10.3
of
Schedule
10
Item
10.11(a) of
Schedule
10
Item
10.11(c) of
Schedule
10

certificate given by any such scrutineer without requiring production at the meeting of the forms of proxy or the chairman counting the votes.
6.13
Error in counting votes
If any votes shall be counted which ought not to have been counted or might have been rejected or if any votes shall not be counted which ought to have been counted the error shall not vitiate the resolution unless it be pointed out at the meeting and not in that case unless it shall, in the opinion of the chairman of the meeting, be of sufficient magnitude to vitiate the resolution. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting or adjourned meeting shall be valid for all purposes.
Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.
6.14
Votes of joint registered shareholders
In the case of joint holders of securities the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the securities register or in the case of persons entitled to a security by transmission the order in which their names were given in the notice to the Company of the fact of the transmission.
6.15
Voting by hand or by poll
6.15.1
Subject to the Act,       A
at any shareholders meeting a resolution put to the
vote shall be decided
by way of polling, unless the chairman of the
meeting decides upon a vote by a show of hands and not by way of a show of hands. on a show of hands, unless before or on the declaration of the result of the show of hands a poll shall be demanded by –
6.15.2
By polling, any person who is present at the meeting, whether as a shareholder or as a proxy for a shareholder, has the number of votes determined in accordance with the voting rights associated with the securities held by that shareholder.
6.15.3
At any shareholders' meeting a resolution put to the vote of the shareholders' meeting shall be decided on a poll and aA declaration by the chairpersonman that a resolution has, on a poll, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect into the minute book of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of votes recorded in favour of, or against, such resolution.

6.15.1
not less than five persons having the right to vote on that matter, either as a shareholder or a proxy representing a shareholder; or
6.15.2
a person who is, or persons who together are, entitled, as a shareholder or proxy representing a shareholder, to exercise at least 10% of the voting rights entitled to be voted on that matter; or
6.15.3
the chairperson of the meeting.
If a poll is duly demanded it shall be taken in such manner as the chairperson directs save that it shall be taken forthwith, and the result of the poll shall be deemed to be the resolution of the shareholders meeting at which the poll was demanded. The
demand for a poll shall not prevent the continuation of a
shareholders meeting for the transaction of any business other than the question upon which the poll has been demanded. The demand for a poll may be withdrawn.”

12.7.
DIRECTORS AND OFFICERS
12.17.1
Composition of the board of directors
12.1.17.1.1
This Memorandum specifies 4
(four)
as the minimum number of
directors of the Company being a higher number in substitution for the minimum number of directors required in terms of section 66(2) of the
Act and 20 as the maximum number of directors of the Company.
12.1.27.1.2
Subject to 7.2.1 and 7.14, the shareholders shall elect the directors, and shall be entitled to elect one or more alternate directors, in accordance with the provisions of section 68(1) of the Act.
12.1.37.1.3
This Memorandum does not provide for the appointment of any person as an
ex officio
director of the Company.
12.1.47.1.4
Subject to the requirements of the Act, the chairman of the board shall be entitled, subject to the written approval of the majority of the directors, to appoint any person as a director in terms of section
66(4)(a)(i), provided that such appointment must be approved by the shareholders at the next shareholders meeting or annual general meeting.
12.1.57.1.5
Subject to 7.2.1 and 7.14, this Memorandum does not stipulate any additional qualifications or eligibility requirements than those set out in the Act for a person to become or remain a director or a prescribed officer of the Company, provided that, for as long as the Listings
Requirements requires it, the board of directors through the nomination committee, should recommend eligibility of directors, taking into account past performance and contributions.
Item
10.16(a) of
Schedule
10
Item
10.16(b) of
Schedule
10
Item
10.16(b)
and
10.16(c) of
Schedule
10

12.1.67.1.6
Subject to the Act and this Memorandum, at every annual general meeting one third of the directors for the time being or if their number is not a multiple of three, then the number nearest to but not less than one third shall retire from office.
The directors so to retire at every annual
general meeting shall be those who have been longest in office since their last election, but as between persons who become or were last elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot, provided that notwithstanding anything in this Memorandum:
12.1.6.17.1.6.1
if at the date of any annual general meeting any director shall have held office for a period of three years since his last election or appointment, he shall retire at such meeting either as one of the directors to retire in pursuance of the aforegoing or
additionally thereto;
12.1.6.27.1.6.2
a director who intends to retire voluntarily at the meeting may be taken into account in determining the one third of the directors to retire at such meeting;
12.1.6.37.1.6.3
the identity of the directors to retire at such annual general meeting shall be determined as at the date of the notice
convening such meeting; and
12.1.6.47.1.6.4
the length of time a director has been in office shall be computed from his last election, appointment or date upon which he was deemed re-elected.
A director retiring at a meeting shall retain
office until the close or adjournment of the meeting.
12.1.77.1.7
Retiring directors shall be eligible for re-election but no person, other than a director retiring at the meeting, shall, unless recommended by the directors, be eligible for election to the office of a director at any shareholders meeting.
12.27.2
Vacancies
12.2.17.2.1
The board may appoint any person who satisfies the requirements for election as a director to fill any vacancy and serve as a director on a temporary basis until the vacancy is filled by election in accordance with section 68(1) of the Act.
12.2.27.2.2
If the number of directors falls below the minimum provided for in this
Memorandum, the remaining directors must as soon as possible and in any event not later than three months from the date that the number of directors falls below the minimum, fill the vacancies or call a general meeting for the purpose of filling the vacancies.
Item
10.16(g) of
Schedule
10
Item
10.16(g)
Schedule
10
Item
10.16(c)
Schedule
10
Item
10.16(d) of
Schedule
10

12.2.37.2.3
If required by the Listings Requirements:
12.2.3.17.2.3.1
the appointment of a director to fill a vacancy must be confirmed by shareholders at the next annual general meeting; and
12.2.3.27.2.3.2
after the expiry of the three
-
month period the remaining
directors shall only be permitted to act for the purpose of filling vacancies or calling general meetings of shareholders.
12.37.3
Authority of the board of directors
The authority of the board to manage and direct the business and affairs of the
Company, as contemplated in section 66(1), is not limited, restricted or qualified by this Memorandum.
12.47.4
Directors compensation and financial assistance to directors
12.4.17.4.1
This Memorandum does not limit, restrict or qualify the power of the
Company to pay remuneration to its directors for their service as directors in accordance with section 66(9) of the Act.
12.4.27.4.2
This Memorandum does not limit, restrict or qualify the authority of the board to authorise the Company to provide direct or indirect financial assistance to directors or persons related to directors contemplated in section 45 of the Act.
12.57.5
Other remuneration of directors
12.5.17.5.1
7.5.1
This Memorandum does not limit, restrict or qualify the power of the Company to pay or grant any type of remuneration contemplated in section 30(6)(b) to (g) of the Act, including salary, commission or participation of profits, to its directors holding an executive office with the Company.
12.5.27.5.2
7.5.2
The directors and alternate directors may be paid all their
reasonable travelling and other expenses, properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the directors or of board or statutory committees, as may further be set out in the policies of the board.
12.5.37.5.3
7.5.3
If any director is required to perform extra services, or to go or to reside abroad or otherwise, or be specially occupied about the
Company’s business, he shall be entitled to receive such remuneration
Item
10.16(d) of
Schedule
10
Item
10.16(c) of
Schedule
10

to be fixed by a disinterested quorum of directors, which may be either in addition to or in substitution for the remuneration provided for in clauses 7.4.1 and 7.5.1.
”
12.67.6
Indemnification of directors
12.6.17.6.1
This Memorandum does not limit, restrict or qualify the ability of the
Company to advance expenses to a director to defend any legal proceedings arising from his service to the Company, or to indemnify a director against such expenses if the proceedings are abandoned or exculpate the director or arise in respect of any liability for which the
Company may indemnify the director in terms of sections 78(5) and
78(6) of the Act.
12.6.27.6.2
This Memorandum does not limit, restrict or qualify the power of the
Company to indemnify a director in respect of any liability arising out of the director’s service to the Company to the fullest extent permitted by the Act.
12.6.37.6.3
This Memorandum does not limit, restrict or qualify the power of the
Company to purchase insurance to protect a director against any liability or expenses for which the Company is permitted to indemnify a director in terms of the Act and this Memorandum, or the Company against any contingency.
12.6.47.6.4
Indemnity
12.6.4.17.6.4.1
To the fullest extent permitted by law, and subject to the Act, every Relevant Officer shall be indemnified by the Company out of its own funds against:
12.6.4.1.17.6.4.1.1
any liability incurred by or attaching to him in connection
with any negligence, default, breach of duty or breach of
trust by him in relation to the Company other than any
liability to the Company or any member of the Group;
and
12.6.4.1.27.6.4.1.2
any other liability incurred by or attaching to him in
relation to or in connection with his duties, powers or
office, including in connection with the activities of the
Company if it is the trustee of an occupational pension
scheme.
12.6.4.27.6.4.2
Where a Relevant Officer is indemnified against any liability in accordance with this 7.6.4, such indemnity shall extend to all costs, charges, losses, expenses and liabilities incurred by him
Item
10.16(f)
of
Schedule
10

in relation thereto.
12.6.4.37.6.4.3
“Relevant Officer” means a director, former director, alternate director, prescribed officer or secretary of the Company or of a member of the Group or any member of any committee of the
board or the audit committee, irrespective of whether or not the person is also a member of the Company’s board.
12.6.57.6.5
Insurance
12.6.5.17.6.5.1
Without prejudice to 7.6.4, subject to the provisions of the Act, the directors shall have power to purchase and maintain
insurance at the expense of the Company for or for the benefit of:
12.6.5.1.17.6.5.1.1
any person who is or was at any time a director or
secretary of any Relevant Company (as defined in
7.6.5.2); or
12.6.5.1.27.6.5.1.2
any person who is or was at any time a trustee of any
pension fund or employees’ share scheme in which
employees of any Relevant Company are interested,
including insurance against any liability (including all costs, charges, losses and expenses in relation to such liability)
incurred by or attaching to him in relation to anything done or alleged to have been done or omitted to be done regarding his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees’ share scheme
12.6.5.27.6.5.2
For the purpose of 7.6.5, “Relevant Company” shall mean:
12.6.5.2.17.6.5.2.1
the Company;
12.6.5.2.27.6.5.2.2
any holding company of the Company;
12.6.5.2.37.6.5.2.3
any other body, whether or not incorporated, in which the
Company or such holding company or any of the
predecessors of the Company or of such holding
company has or had any interest whether direct or
indirect or which is in any way allied to or associated with the Company; or
12.6.5.2.47.6.5.2.4
any subsidiary of the Company or of such other body.

12.6.67.6.6
Defence expenditure
12.6.6.17.6.6.1
So far as may be permitted by the Act, the Company:
12.6.6.1.17.6.6.1.1
may provide a Relevant Officer with funds to meet
expenditure incurred or to be incurred by him in:
(i) defending any criminal or civil proceedings in
connection with any negligence, default, breach
of duty or breach of trust by him in relation to the
Company; or
(ii) in connection with any application for relief
under the provisions of the Companies Act; and
12.6.6.1.27.6.6.1.2
may do anything to enable any such Relevant Officer to
avoid incurring such expenditure.
12.6.6.27.6.6.2
So far as may be permitted by the Act, the Company:
12.6.6.2.17.6.6.2.1
may provide a Relevant Officer with funds to meet
expenditure incurred or to be incurred by him in
defending himself in an investigation by a regulatory
authority or against action proposed to be taken by a
regulatory authority in connection with any alleged
negligence, default, breach of duty or breach of trust by
him in relation to the Company; and
12.6.6.2.27.6.6.2.2
may do anything to enable any such director or officer to
avoid incurring such expenditure.
12.6.6.37.6.6.3
“Relevant Officer” means a director, former director, alternate director, prescribed officer or secretary of the Company or of a member of the Group or any member of any committee of the
board or the audit committee, irrespective of whether or not the person is also a member of the Company’s board.
12.77.7
Chairman
12.7.17.7.1
The directors may elect from their number a Chairman and a Deputy
Chairman, or two or more Deputy Chairmen, and decide the period for which each is to hold office.
  The directors may also remove any of them
from such office at any time.
  If neither a Chairman nor a Deputy
Item
10.16(i) of
Schedule
10

Chairman has been appointed or if at any meeting of the directors, neither the Chairman nor a Deputy Chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting.
12.7.27.7.2
If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the directors or of the Company shall be determined as between the Deputy Chairmen present, if more than one, by seniority in length of appointment or otherwise as resolved by the directors.
12.87.8
Directors’ meetings
12.8.17.8.1
This Memorandum does not restrict the directors from acting otherwise than at a meeting, as contemplated in section 74(1) of the Act and for so long as it is required by the Listings Requirements, any resolution passed in terms of this 7.8.1 must be inserted in the minute book of the
Company.
12.8.27.8.2
This Memorandum does not specify a different percentage or number of directors upon whose request a meeting of the board must be called in terms of section 73(1) of the Act.
12.8.37.8.3
This Memorandum does not restrict the board from conducting
meetings, or directors from participating in meetings, by electronic communication, as contemplated in section 73(3) of the Act.
12.8.47.8.4
This Memorandum does not limit, restrict or qualify the authority of the board to determine the manner and form of giving notice of its meetings.
12.8.57.8.5
This Memorandum does not limit, restrict or qualify the authority of the board to proceed with a board meeting in accordance with the requirements of section 73(5)(a) of the Act, despite a failure or defect in giving notice of the meeting.
12.8.67.8.6
The quorum requirement for a directors’ meeting to begin, the voting rights at such a meeting, and the requirements for approval of a resolution at such a meeting, as set out in section 73(5) of the Act, are not varied by this Memorandum.
12.8.7
Subject to the Listings Requirements, Ii
n the case of an equality of votes
at any meeting of the directors, the Chairman shall have a
second or
casting vote
if the chairman did not initially have or cast a vote
.
Item
10.16(j) of
Schedule
10

12.97.9
Committees of the board
12.9.17.9.1
This Memorandum does not limit, restrict or qualify the authority of the board to appoint any number of committees of directors, or to delegate to any such committee any of the authority of the board.
12.9.27.9.2
Except to the extent that a board resolution establishing a committee provides otherwise, the members of the committee:
12.9.2.17.9.2.1
may include persons who are not directors of the Company but any such person must not be ineligible or disqualified to be a director in terms of section 69 of the Act.
Any such persons shall
not have a
vote on any matter to be decided by the committee;
12.9.2.27.9.2.2
may consult with or receive advice from any person;
12.9.2.37.9.2.3
has the full authority of the board in respect of any matter referred to it.
12.9.37.9.3
The board may from time to time, where it has appointed a committee in terms of 7.9.1 and 7.9.2 above include in any such delegation the power to sub-delegate the powers referred to in 7.9.1 and 7.9.2 above to such person or persons as the Committee thinks fit, subject to such terms and conditions as the Committee for the time being may think fit, and may from time to time revoke, withdraw, alter or vary all or any such powers.
12.107.10
Local boards and managers
12.10.17.10.1
The directors may establish any local boards or appoint managers or agents to manage any of the affairs of the Company, either in South
Africa or elsewhere, and may:
12.10.1.17.10.1.1
appoint any persons to be managers or agents or members of
such local boards, who need not be directors, and may fix their remuneration, and those persons shall be entitled to vote at any meeting of the local board;
12.10.1.27.10.1.2
delegate to any local board, manager or agent any of the
powers, authorities and discretions vested in or exercisable by the directors, with power to sub delegate;
12.10.1.37.10.1.3
remove any person so appointed, and may annul or vary any
such delegation; and

12.10.1.47.10.1.4
authorise the members of any local or divisional boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies.
12.10.27.10.2
Any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit.
12.117.11
Appointment of attorney
12.11.17.11.1
The directors may from time to time and at any time appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the agent, attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under this Memorandum) and for such period and subject to such conditions as they may think fit.
12.11.27.11.2
Such agent or attorney may be conferred with such power either collaterally with, or to the exclusion of and in substitution for, all or any of the powers of the board.
12.11.37.11.3
Any such appointment may contain such provisions for the protection and convenience of persons dealing with any such agent or attorney as the directors may think fit.
12.11.47.11.4
The directors may also authorise any such agent or attorney to sub delegate all or any of the powers, authorities and discretions vested in him.
12.127.12
Director may be employed in the Company or a subsidiary
A director may be employed in any other capacity in the Company or as a director or employee of a subsidiary of the Company and, in such event, his appointment and remuneration in respect of such office must be determined by a disinterested quorum of directors.
12.137.13
Directors’ travelling and other expenses
Directors may be paid all their travelling and other expenses, properly and necessarily incurred by them in and about the business of the Company and attending meetings of the directors or of committees of the directors; and, if any director is required to perform extra services, to reside abroad or be specifically occupied about the Company’s business, may be entitled to such remuneration as is determined by a disinterested quorum of directors, which may be either in
Item
10.16(f) of
Schedule
10
Item
10.16(e) of
Schedule
10

addition or in substitution for any other remuneration payable, subject to the provisions of the Act.
12.147.14
Termination of office
12.14.17.14.1
Without prejudice to any provisions for retirement contained in this
Memorandum or the Act, the office of a director is vacated if:
12.14.1.17.14.1.1
he becomes prohibited or disqualified by the Act from acting as a director, ceases to be a director by virtue of any provision of the Act or is removed from office pursuant to this Memorandum or the Act,
12.14.1.27.14.1.2
he is absent from meetings of the directors for six consecutive months without permission of the board (whether or not an
alternate director appointed by him attends) and the directors have resolved that his office be vacated; or
12.14.1.37.14.1.3
notice is given to terminate his contract of employment or
engagement with the Company where he is in breach of such
contract.
12.14.27.14.2
If a director holds an appointment to executive office which terminates on termination of his office as director, his removal from office pursuant to this 7.14 shall be deemed an act of the Company and shall take effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.
12.14.37.14.3
The office of a director who is an employee of any member of the Group shall be vacated if such director ceases to be employed within the
Group provided that the person concerned shall be eligible for re appointment or re election as a Director.
12.14.47.14.4
If the office of a director is vacated for any reason he shall cease to be a member of any committee of the board.
12.14.57.14.5
A resolution of the board declaring a director to have vacated office under the terms of this 7.14 shall be conclusive as to the facts and grounds of vacation stated in the resolution.
12.157.15
Defect in appointment of director
All acts done by the directors or by a committee of directors or by any person acting as a director or a member of a committee, shall, notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of the directors or persons aforesaid, or that they or any of them were disqualified from or had vacated office, shall be as valid as if very such person had been duly appointed and was qualified and had continued to be a director or member of such committee.
15.8.
GENERAL PROVISIONS
15.18.1
Amendment of class, preferences, rights, limitations or other terms
15.1.18.1.1
If any amendments proposed to any preferences, rights, limitations or other terms of any class of shares, such amendment would be subject to the prior sanction of a resolution passed at a separate class meeting of the holders of that class of shares in the same manner, mutatis mutandis, as a special resolution.
15.1.28.1.2
At every meeting of the holders of that class of shares, the provisions of this Memorandum relating to general meetings of ordinary
shareholders shall apply, mutatis mutandis, except that a quorum at any such general meeting shall be any person or persons holding or representing by proxy at least 2 of that class of shares, provided that if at any adjournment of such meeting a quorum is not present, the provisions of this Memorandum relating to adjourned meetings shall apply, mutatis mutandis
.
15.28.2
Unclaimed amounts and payments of distributions
15.2.18.2.1
For so long as is required by the Listings Requirements, the Company must hold all monies due to shareholders for the benefit of
shareholders, provided that the board may cause any such monies unclaimed for a period of three years (from the due date for payment)
to be forfeited for the benefit of the Company.
15.2.28.2.2
The Company may cease to send any cheque or other means of
payment by post or to employ other means of payment for any
distribution if:
15.2.2.18.2.2.1
in respect of at least two consecutive distributions payable on those shares the cheque, warrant, order or similar financial instrument has been returned undelivered or remains uncashed;
or
15.2.2.28.2.2.2
following one distribution, the distribution payable on those shares, the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during the
Item
10.5(e) of
Schedule
10
Item
10.17(c) of
Schedule
10

period for which the same are valid, payment by other methods has failed and reasonable enquiries have failed to establish any new postal address or account to be used for the purpose,
but, subject to the provisions of this Memorandum, shall recommence sending cheques, warrants, orders or similar financial instruments in respect of the distributions payable on those shares if the holder of or person entitled to them claims the arrears of distribution and does not instruct the Company to pay future distributions in some other way.
15.2.38.2.3
The payment by the Directors of any unclaimed distribution or other sum payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of that amount.
15.2.48.2.4
Any distribution, interest or other sum payable in cash to the holder of a security may be paid by cheque or warrant sent through the post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first on the register in respect of the share at his registered address, or addressed to such person and at such address as the holder or joint holders may in writing direct, or by electronic transfer into the bank account nominated by the holder, or in the case of joint holders, into the bank account nominated by the holder whose name stands first in the register in respect of the shares.
Every such cheque or warrant shall, unless
the holder or joint holders otherwise direct, be made payable to the order of the person to whom it is addressed and shall be sent at the risk of the holder or joint holders. Every such electronic transfer shall be made at the risk of the holder or joint holders.
The Company shall not
be responsible for the loss in transmission of any cheque or warrant or of any document (whether similar to a cheque or warrant or not) sent through the post as aforesaid or the loss or misdirection of any electronic transfer.
Payment of any such cheque or warrant, or the
making of such electronic transfer, to whomsoever effected, shall be a good discharge to the Company.
15.2.58.2.5
The directors may from time to time make such regulations as they may think fit in regard to the payment of distributions to members having registered addresses outside South Africa, and such regulations may provide for the payment of such distributions in any foreign currency and the rate of exchange at which such payment shall be made and such other matters as the directors may think fit.
15.2.68.2.6
The directors may set aside such sum as they think proper as reserves which shall, at the discretion of the directors be applicable for any purpose and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investment as the directors may from time to time think fit.
The directors
may also, without placing the same to reserve, carry forward any sum which they may think prudent not to distribute.

15.2.78.2.7
Any payments to shareholders to be made to any shareholder whose registered address is outside South Africa or who has given written instructions requesting payment at an address outside South Africa and any payment to a member whose registered address is outside South
Africa may be paid in such currency or currencies other than the currency of South Africa as may be stipulated by the directors.
The
directors may also stipulate the date upon which the currency of South
Africa will be converted into such other currency or currencies.
15.38.3
The Company shall be entitled at any time to delegate its obligations to any member in respect of unclaimed distributions or other unclaimed payments to any one of the Company’s bankers from time to time.
15.48.4
Odd lot offer
s
15.4.1
If, upon the implementation of any odd-lot offer made by the Company, or pursuant to or following any odd-lot offer made by the Company which is unconditional, in accordance with the Listings Requirements, there are shareholders with “odd-lot” (as that terms is defined in the Listings
Requirements) holdings shareholders holding less than 100 ordinary shares or shareholders holding less than 100 ordinary shares on behalf of a person who owns the beneficial interest in such shares (“
odd-lot holdings”)
, then, unless
such shareholders have elected to
retain their odd-lot holdings
(which election
the Company shall be obliged to grant each such shareholder)
, the directors
shall be entitled to cause the odd-lot holdings to be sold on such basis as the directors may determine and the Company shall account to such shareholders for the proceeds attributable to them pursuant to the sale of such odd-lot holdings
, provided that the odd-lot offer has been approved by the shareholders in shareholders meeting by ordinary resolution
.
15.58.5
Independent external auditors
15.5.18.5.1
Subject to the provisions of the Act or acts done by any person acting as independent external auditor, shall as regards all persons dealing in good faith with the Company, be valid notwithstanding that there is some defect in his appointment.
8.5.2
All annual financial statements which have been audited and laid before an annual general meeting shall be deemed conclusively correct, and shall not be re-opened without the approval of the directors.
15.68.6
Notices to joint holders

In the case of joint holders of a security, all notices shall unless such holders otherwise in writing direct and the directors agree, be given to that one of the joint holders whose name stands first in the register, and notice so given shall be sufficient notice to all the joint holders.
15.78.7
Notices to legally incapacitated holder
Any notice or other document delivered, given or sent in accordance with the provisions of this Memorandum and notwithstanding that such member be then under legal incapacity, and whether or not the Company knows of his legal incapacity, be deemed to have been duly served in respect of any security registered in the name of such member as a sole or joint holder unless his name shall at the time of service of the notice or document have been removed from the register as the holder of the security; and such service shall for all purposes of this Memorandum deem sufficient service of such notice or document or persons interested (whether jointly with or as claiming through or under him) in the security.
15.88.8
Waiver by stock exchange
Notwithstanding anything to the contrary contained in this Memorandum, where any action or matter is expressed in this Memorandum to be subject to compliance with the Listings Requirements or rules of any Stock Exchange which the Company’s directors are listed or quoted, a waiver of such requirement or rules by the Stock Exchange concerned shall constitute compliance with those requirements or rules for the purposes of this
Memorandum.
15.98.9
Transmission of shares
15.9.18.9.1
Persons entitled to shares on death
15.9.1.18.9.1.1
If a shareholder dies, the only persons the Company shall
recognise as having any title to his interest in the shares shall be:
15.9.1.1.18.9.1.1.1
the survivors or survivor where the deceased was a joint
holder; and
15.9.1.1.28.9.1.1.2
the executors or administrators of the deceased where
he was a sole or only surviving holder.
15.9.1.28.9.1.2
Nothing in this 8.9.1 shall release the estate of a deceased shareholder (whether sole or joint) from any liability in respect of any share held by him.

15.9.28.9.2
Election by persons entitled by transmission
15.9.2.18.9.2.1
A person becoming entitled to a share in consequence of the
death or bankruptcy of a shareholder or otherwise by operation of law may either:
15.9.2.1.18.9.2.1.1
be registered himself as holder of the share upon giving
to the Company notice in writing to that effect, or
15.9.2.1.28.9.2.1.2
transfer such share to some other person, in which case
he shall, in the case of a certificate share, execute an
instrument of transfer of such shares to that person and,
in the case of an uncertificated share, either procure that
all appropriate instructions are given by means of the
computer based system, and procedures, which enables
title to units of a security to be evidenced and transferred without a written instrument to effect the transfer of such
share to such person or change the uncertificated share
to certificated form and then execute an instrument of
transfer of such share to such person,

upon supplying to the Company such evidence as the directors may reasonably require to show his title to the share.
15.9.2.28.9.2.2
Where the entitlement of a person to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the directors, the directors shall, within 60 days after proof, cause the entitlement of that person to be noted in the register.
All the limitations, restrictions and provisions of this
Memorandum relating to the right to transfer and the registration of transfers of shares shall apply to any such notice or transfer as if the notice or transfer were a transfer made by the
shareholder registered as the holder of any such share.
15.9.38.9.3
Rights of persons entitled by transmission
15.9.3.18.9.3.1
A person becoming entitled to a share in consequence of the
death or bankruptcy of a shareholder or otherwise by operation of law:
15.9.3.1.18.9.3.1.1
subject to 8.9.3.1.2, shall be entitled to the same
distributions and other advantages as a registered
holder of the share upon supplying to the Company such
evidence as the directors may reasonably require to
show his title to the share; and

15.9.3.1.28.9.3.1.2
shall not be entitled to exercise any right in respect of the share in relation to general meetings until he has been
registered as a shareholder in respect of the share.
15.9.3.28.9.3.2
A person entitled to a share who has elected for that share to be transferred to some other person pursuant to 8.9.2 shall cease to be entitled to any rights or advantages in relation to such share upon that other person being registered as the holder of that share.
15.9.3.38.9.3.3
The directors may at any time give notice requiring any person becoming entitled to a share in consequence of the death or
bankruptcy of a shareholder or otherwise by operation of law to elect either to be registered himself or to transfer the share.
If
the notice is not complied with within 60 days the directors may thereafter withhold payment of all distributions and other
moneys payable in respect of such share until the requirements of the notice have been complied with.
15.9.48.9.4
Prior notices binding

If a notice is given to a shareholder in respect of a share, a person entitled to that share is bound by the notice if it was given to the shareholder before the name of the person entitled was entered into the register.
15.108.10
Fractions arising on consolidation, subdivision or otherwise
Whenever as a result of a consolidation, subdivision, distribution of capitalised reserve, re-designation of shares, or for any other reason, any shareholder would become entitled to fractions of a share, the directors may deal with
fractions as they see fit and in particular (without prejudice to the generality of the aforegoing)shall
round
up or
down
the allocation of shares
to the nearest
whole number
of a fraction, if any, on the basis that such fraction will
be:resulting in the allocations of whole securities and make a cash payment for the fraction in accordance with the provisions of the Listing Requirements.
15.10.1
rounded up to the nearest whole number if the fraction is equal to or greater than 0.5 of a share; or
rounded down to the nearest whole number if the fraction is less than
0.5 of a share.

16.9.
RIGHTS ATTACHING TO PREFERENCE SHARES
Rights, privileges, restrictions and other conditions applicable to the A redeemable preference shares of 50 cents each, the B redeemable preference shares of 1 cent each and the C redeemable preference shares of no par value in the Company.
For purposes of this 9, the “Moab Lease Area” means the total lease area of 2
149,2631 hectares of the Mining Leases as ceded to the Company (formerly Vaal
Reefs Exploration and Mining Company Limited) by virtue of Deeds of Cession of
Mining Leases Nos 23/92 and 26/92 and as reflected in the diagrams attaching to the
Mining Leases being RMT Nos 52/91 and 53/91.
16.19.1
Rights attaching to A preference shares
9.1.1 The following terms shall apply to the A redeemable preference shares of 50 cents each (“the A preference shares”), in the share capital of the
Company:

9.1.1.1
The A preference shares shall be allotted to Eastvaal Gold
Holdings Limited as fully paid.

9.1.1.2
The A preference shares shall rank pari passu with each other and except as provided for in this 9 shall rank pari passu with the
B redeemable preference shares of 1 cent each (“the B
preference shares”) and the C redeemable preference shares of no par value (“the C preference shares”).

9.1.1.3
The A preference shares shall confer the following rights on the holder thereof:

9.1.1.3.1
after payment in full of the annual dividend on the B
preference shares and the C preference shares, the right
to an annual dividend equivalent to the balance of the
after tax profits arising from income derived from mining
the Moab Lease Area as determined by the directors in
each financial year, but shall confer no right to any
dividend payment from any other profits of the Company;

9.1.1.3.2
to receive on redemption:

9.1.1.3.2.1
the nominal value of the said A preference
shares;

9.1.1.3.2.2
a premium per share of an amount equal to the

net proceeds available from the disposal of the
assets relating to the Moab Lease Area, after
redemption in full of the B preference shares
and the C preference shares, and payment of
the nominal value of the A preference shares,
divided by 2 000 000. Any amount transferred
to the share premium account of the Company
pursuant to section 76(2) of the Companies
Act, 1973, consequent upon the issue of such
shares may be used to provide for any
premium on the redemption of the shares;

9.1.1.3.3
against payment of the said nominal value and premium,
if any, such shares shall be fully redeemed and shall
constitute part of the authorised and unissued share
capital of the Company;

9.1.1.3.4
the A preference shares shall have no right to redemption
from any proceeds otherwise arising.

9.1.1.4
Subject to 4.12, the A preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the Company and to vote thereat and on a poll shall entitle the holder to one vote for each A preference share held provided that at every general meeting of the Company at which the holders of the Ordinary Shares, the A preference shares, the
B preference shares and the C preference shares are present
and entitled to vote, on a poll the holder of the A preference shares shall be entitled to 50 votes for each A preference share held, the holders of the Ordinary Shares shall be entitled to 50 votes for each Ordinary Share held, the holder of the B
preference shares shall be entitled to one vote for each B
preference share held and the holder of the C preference shares shall be entitled to one vote for each C preference share held.

9.1.1.5
At every separate meeting of the holder of the A preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the A preference shares shall constitute a quorum.

9.1.1.6
The A preference shares shall confer the right, on a winding-up of the Company, in priority to any payment in respect of the
Ordinary Shares in the capital of the Company then issued, but after any payment in respect of the B preference shares and the
C preference shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the Moab Lease Area as is then available for distribution.

9.1.1.7
The A preference shares shall not be entitled to any
participation, on a winding-up, in any of the surplus funds of the
Company in any other manner arising.
16.29.2
Rights attaching to B preference shares
16.2.19.2.1
The following terms shall apply to the B preference shares:
16.2.1.19.2.1.1
The B preference shares shall be issued at par plus a premium of R249.99 per share. The said shares shall be subscribed for by and allotted to Eastvaal Gold Holdings Limited at a price of
R250.00 per share.
16.2.1.29.2.1.2
The B preference shares shall rank pari passu with each other and except as provided for in this 9 shall rank pari passu with the A preference shares and the C preference shares.
16.2.1.39.2.1.3
The B preference shares shall confer the following rights on the holder thereof:
16.2.1.3.19.2.1.3.1
the right to an annual dividend amounting to the lesser
of 5 per cent of the issue price of the B preference shares
or an amount equivalent to the balance of the after tax
profits arising from income derived from mining the
Moab Lease Area as determined by the directors in each
financial year. The annual dividend shall be a first charge
on any profit available for distribution from the Moab
Lease Area but shall not be payable from any other
profits of the Company;
16.2.1.3.29.2.1.3.2
to receive on redemption:
16.2.1.3.2.19.2.1.3.2.1
the nominal value of the said B preference
shares;
16.2.1.3.2.29.2.1.3.2.2
a premium of up to R249.99 per share, but
limited to an amount equal to the net proceeds
available from the disposal of the assets relating
to the Moab Lease Area after payment of the
nominal value of the B preference shares. Any
such premium shall be payable from so much of
the share premium account as arose on the
issue of the shares;

16.2.1.3.39.2.1.3.3
against payment of the said nominal value and premium,
if any, such shares shall be fully redeemed and shall
constitute part of the authorised and unissued share
capital of the Company;
16.2.1.3.49.2.1.3.4
the redemption of the B preference shares shall be a first
charge against the net proceeds from the disposal of the
assets relating to the Moab Lease Area following
permanent cessation of mining operations in the Moab
Lease Area, but shall have no right to redemption from
any proceeds otherwise arising.
16.2.1.49.2.1.4
The B preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the
Company provided that:
16.2.1.4.19.2.1.4.1
the holder of a B preference share shall not be entitled
to vote at such meeting, except:
16.2.1.4.1.19.2.1.4.1.1
during any period commencing six months after
the due date for payment of any B preference
share dividend which has been declared and
during which such B preference dividend or any
part of such B preference dividend remains in
arrear and unpaid; or
16.2.1.4.1.29.2.1.4.1.2
in regard to any resolution proposed which
directly affects any of the rights attached to the
B preference shares or the interests of the
holders of the B preference shares, including a
resolution for the winding-up of the Company or
for the reduction of its capital; or
16.2.1.4.1.39.2.1.4.1.3
in regard to any resolution of the Company
proposed for the disposal of the whole or
substantially the whole of the undertaking of the
Company or the whole or the greater part of the
assets of the Company, or the whole or the
greater part of the assets relating to the
operations in the Moab Lease Area;
16.2.1.4.29.2.1.4.2
subject to 4.12, at every general meeting of the
Company at which the holders of the Ordinary Shares,
the A preference shares, the B preference shares and
the C preference shares are present and entitled to vote,
on a poll the holder of the A preference shares shall be
entitled to 50 votes for each A preference share held, the

holders of the Ordinary Shares shall be entitled to 50
votes for each Ordinary Share held, the holder of the B
preference shares shall be entitled to one vote for each
B preference share held and the holder of the C
preference shares shall be entitled to one vote for each
C preference share held.
16.2.1.59.2.1.5
At every separate meeting of the holder of the B preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the B preference shares shall constitute a quorum.
16.2.1.69.2.1.6
The B preference shares shall confer the right, on a winding-up of the Company in priority to any payment in respect of the
Ordinary Shares, the A preference shares and the C preference shares then in issue,
 to receive only so much of the net
proceeds from the disposal of the assets relating to the Moab
Lease Area as is available for distribution but not exceeding a return per B preference share of the capital paid-up thereon and any share premium paid on the issue of the B preference shares outstanding at that time.
9.2.1.7 The B preference shares shall not be entitled to any participation, on a winding-up, in any of the surplus funds of the
Company in any other manner arising.
16.39.3
Rights attaching to the C preference shares
16.3.19.3.1
The following terms shall apply to the C preference shares:
16.3.1.19.3.1.1
The C preference shares shall be issued at a price of R250.00 per share. The said shares shall be subscribed for by and
allotted to Eastvaal Gold Holdings Limited at an issue price of
R250.00 per share.
16.3.1.29.3.1.2
The C preference shares shall rank pari passu with each other and except as provided for in this 9, with the B preference
shares and the A preference shares.
16.3.1.39.3.1.3
The C preference shares shall confer the following rights on the holder thereof:
16.3.1.3.19.3.1.3.1
the right to an annual dividend amounting to the lesser
of 5 per cent of the issue price of the C preference
shares or an amount equivalent to the balance of the

after tax profits arising from income derived from mining
the Moab Lease Area as determined by the directors in
each financial year. The annual dividend shall be a first
charge on any profit available for distribution from the
Moab Lease Area ranking after and following payment
of any annual dividend payable to the holder of the B
preference shares in terms of 9.2.1.3.1 but shall not be
payable from any other profits of the Company;
16.3.1.3.29.3.1.3.2
to receive on redemption the aggregate issue price of
the said C preference shares but limited to an amount
equal to the net proceeds available from the disposal of
the assets relating to the Moab Lease Area and only
after the B preference shares have received payment in
full in terms of 9.2.1.3.2;
16.3.1.3.39.3.1.3.3
against payment of the said issue price, such shares
shall be fully redeemed and shall constitute part of the
authorised and unissued share capital of the Company;
16.3.1.3.49.3.1.3.4
the redemption of the C preference shares shall be a first
charge against the net proceeds from the disposal of the
assets relating to the Moab Lease Area following
permanent cessation of mining operations in the Moab
Lease Area ranking after and following redemption of the
B preference shares in terms of 9.2.1.3.4, but shall have
no right to redemption from any proceeds otherwise
arising.
16.3.1.49.3.1.4
The C preference shares shall confer on the holder thereof the right to receive notice of, and to attend, any meeting of the
Company provided that:
16.3.1.4.19.3.1.4.1
the holder of a C preference share shall not be entitled
to vote at such meeting, except:
16.3.1.4.1.19.3.1.4.1.1
during any period commencing six months after
the due date for payment of any C preference
share dividend which has been declared and
during which such C preference dividend or any
part of such C preference dividend remains in
arrear and unpaid; or
16.3.1.4.1.29.3.1.4.1.2
in regard to any resolution proposed which
directly affects any of the rights attached to the
C preference shares or the interests of the
holders of the C preference shares, including a

resolution for the winding-up of the Company or
for the reduction of its capital; or
16.3.1.4.1.39.3.1.4.1.3
in regard to any resolution of the Company
proposed for the disposal of the whole or
substantially the whole of the undertaking of the
Company or the whole or the greater part of the
assets of the Company, or the whole or the
greater part of the assets relating to the
operations in the Moab Lease Area;
16.3.1.4.29.3.1.4.2
subject to 4.12, at every general meeting of the
Company at which the holders of the Ordinary Shares,
the A preference shares, the B preference shares and
the C preference shares are present and entitled to vote,
on a poll the holder of the A preference shares shall be
entitled to 50 votes for each A preference share held, the
holders of the Ordinary Shares shall be entitled to 50
votes for each Ordinary Share held, the holder of the B
preference shares shall be entitled to one vote for each
B preference share held and the holder of the C
preference shares shall be entitled to one vote for each
C preference share held.
16.3.1.59.3.1.5
At every separate meeting of the holder of the C preference
shares the provisions of this Memorandum and the Act relating to the voting at general meetings of Ordinary Shareholders and the appointment of proxies to act thereat, shall apply, mutatis mutandis, except that at any such separate meeting the sole
holder of the C preference shares shall constitute a quorum.
16.3.1.69.3.1.6
The C preference shares shall confer the right, on a winding-up of the Company, ranking after and following payment of the
holders of the B preference shares in terms of 9.2.1.6, but in priority to any payment in respect of the Ordinary Shares in the capital of the Company then issued, to receive only so much of the net proceeds from the disposal of the assets relating to the
Moab Lease Area as is available for distribution but not
exceeding a return per C preference share of the capital paid-
up on the issue of the B preference shares outstanding at that time.
16.3.1.79.3.1.7
The C preference shares shall not be entitled to any
participation, on a winding-up, in any of the surplus funds of the
Company in any other manner arising.
16.49.4
The following terms shall apply to the A preference shares, the B preference shares and the C preference shares in the share capital of the
Company:

16.4.19.4.1
The rights attaching to the A, B and C preference shares and the interests of the holders of the A, B and C preference shares shall not be regarded as being directly affected or modified by the creation by the
Company of any further shares of any class unless those new shares rank as regards participation in the assets or profits of the Company from the Moab Lease Area in some or all respects in priority to or pari
passu
with the A, B and C preference shares.
16.4.29.4.2
The provisions of this 9 shall override any similar or contrary provisions of this Memorandum.
16.4.39.4.3
Without the prior written consent of the holders of the A, B and C preference shares or the prior sanction of resolutions at separate general meetings of the holders of the A, B and C preference shares passed in the same manner, mutatis mutandis, as a special resolution:
16.4.3.19.4.3.1
none of the rights attaching to the A, B and C preference shares may be modified;
16.4.3.29.4.3.2
no shares in the capital of the Company, ranking as regards
participation in the assets or profits of the Company arising from operations in the Moab Lease Area in some or all respects in priority to or pari passu with the A, B and C preference shares shall be created.
16.4.49.4.4
The A preference shares, the B preference shares and the C preference shares shall be redeemed, but only after cessation of mining operations in the Moab Lease Area and realisation of the assets relating to the
Moab Lease Area.”

SCHEDULE 1 – AUTHORISED SHARES
A. Classified shares
1. 600 000 000 ordinary shares of 25 cents, each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the ordinary shares:
(i) unless otherwise provided for in this Memorandum, to one vote for every ordinary share;
(ii) to receive any distribution in accordance with the holder’s voting power;
(iii) on a liquidation of the Company, to receive the net assets of the
Company in accordance with the holder’s voting power;
(iv) to all of the preferences, rights or other terms set out in the Act or this
Memorandum;
(v) to any other rights at common law insofar as such rights are not inconsistent with this Memorandum or the Act.
2. 2 000 000 A redeemable preference shares of 50 cents each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the A redeemable preference shares, to all of the preferences, rights or other terms set out in this
Memorandum.
3. 5 000 000 B redeemable preference shares of 1 cent each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the B redeemable preference shares, to all of the preferences, rights or other terms set out in this Memorandum.
4. 30 000 000 C redeemable preference shares of no par value each of which shall entitle the holder, subject to any preferences, rights or other share terms of any class of shares in the Company ranking prior to the C redeemable preference shares, to all of the preferences, rights or other terms set out in this
Memorandum.
B. Unclassified shares
None.
Share capital
South African Rands
600,000,000 ordinary shares of R0.25 each 150,000,000
2,000,000 A redeemable preference shares of R0.50 each
1,000,000
5,000,000 B redeemable preference shares of R0.01 each
50,000
30,000,000 C redeemable preference shares of no par value
-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 18, 2017
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance